Exhibit 99.1

West Fraser Timber Co. Ltd.

Notice of Annual

Meeting of Shareholders

To Be Held April 20, 2021

Information Circular

Your Participation is Important

Please Take the Time to Vote

WHAT’S INSIDE:

INVITATION TO SHAREHOLDERS	2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	3

INFORMATION CIRCULAR	6

DEFINITIONS	6
INSTRUCTIONS ON VOTING AT THE MEETING	10
FREQUENTLY ASKED QUESTIONS	13
VOTING BY NON-REGISTERED SHAREHOLDERS	17
BUSINESS TO BE TRANSACTED AT THE MEETING	19
INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS	20
BOARD RENEWAL	29
DIRECTOR COMPENSATION	32
VOTING SECURITIES, PRINCIPAL SHAREHOLDERS AND NORMAL COURSE ISSUER BID	35
APPOINTMENT OF THE AUDITOR	36
ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)	37
OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES	37
GOVERNANCE POLICY	37
CHAIRMAN OF THE BOARD	38
LEAD DIRECTOR	38
GOVERNANCE & NOMINATING COMMITTEE	39
MAJORITY VOTING POLICY	39
ADVANCE NOTICE POLICY	40
CODE OF CONDUCT	40
CHARTERS	41
MINIMUM EQUITY HOLDING	41
MANDATE OF THE BOARD	42
CORPORATE DISCLOSURE POLICY	43
AUDIT COMMITTEE	43
DECISIONS REQUIRING PRIOR APPROVAL BY THE BOARD	44
SHAREHOLDER FEEDBACK AND CONCERNS	45
EXPECTATIONS OF MANAGEMENT	45
COMPOSITION OF THE BOARD	46
BOARD DIVERSITY POLICY	48
SERVING ON OTHER BOARDS	49
COMMITTEES OF THE BOARD	49
ORIENTATION PROGRAM AND CONTINUING EDUCATION	52
PERFORMANCE REVIEWS	54
MEETING ATTENDANCE RECORD	54
EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS	55
HUMAN RESOURCES & COMPENSATION COMMITTEE RESPONSIBILITY	55
COMPOSITION OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE	56
REPORT ON EXECUTIVE COMPENSATION	56
PERFORMANCE GRAPH	66
EXECUTIVE COMPENSATION	67
SUMMARY COMPENSATION TABLE	68
OPTION GRANTS	69
RS UNITS AND PS UNITS	74
PENSION PLANS	75
SEVERANCE AND CHANGE OF CONTROL AGREEMENTS	77
DIRECTORS’ COMPENSATION AND HOLDINGS	77
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	77
INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES	77
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	78
ADDITIONAL INFORMATION	78

INVITATION TO SHAREHOLDERS

In response to the current COVID-19 pandemic, West Fraser Timber Co. Ltd. will hold the Meeting in a virtual format via live webcast. All Shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the Circular. The Company is committed to returning to in-person meetings as soon as it is practicable to do so.

March 8, 2021

Dear Shareholder:

You are invited to attend the annual meeting of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”), which will take place on April 20, 2021 at 11:30 a.m. (Vancouver time), in virtual online format (the “Meeting”). Through the virtual meeting platform registered shareholders and proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to participate, vote, or submit questions during the Meeting’s live webcast.

The items of business to be considered at the Meeting are described in the accompanying notice of annual meeting (the “Notice”) and management information circular (the “Circular”).

Your participation and views are very important to us. You are encouraged to vote, which can be done by following the instructions enclosed with these materials. Whether or not you plan to attend the Meeting online, please submit your vote as soon as possible to ensure your views are represented at the Meeting. You can vote online or by phone, fax, mail or in person (by virtual means) at the Meeting.

At the Meeting, in addition to dealing with the matters described in the Notice, I will review the affairs of the Company. Also, you will have an opportunity to ask questions and to meet the Company’s Directors and management representatives virtually.

All of our public documents, including the annual report of the Company for the financial year ended December 31, 2020 and quarterly reports, are available on our website at www.westfraser.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.

We look forward to your participation at the Meeting.

Yours sincerely,

Raymond Ferris

President and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

In response to the current COVID-19 pandemic, West Fraser Timber Co. Ltd. will hold the Meeting in a virtual format via live webcast. All Shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the accompanying management information circular (the “Circular”). The Company is committed to returning to in-person meetings as soon as it is practicable to do so.

The annual meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 20, 2021 at 11:30 a.m. (Vancouver time). The Company is conducting the Meeting by virtual online format only. Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/409405832, password “westfraser2021” (case sensitive) where they can participate, vote, or submit questions during the Meeting’s live webcast, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial years ended December 31, 2020 and 2019, together with the auditor’s report on them;

2.	to elect the Directors of the Company to hold office until the close of the next annual meeting of Shareholders;

3.	to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration;

4.

to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”;

5.	to consider any amendment to, or variation of, any matter identified in this notice of Meeting (the “Notice”); and

6.	to transact such other business as may properly come before the Meeting or any adjournment of it.

A copy of the annual report of the Company for the financial year ended December 31, 2020 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report can be found on our website (www.westfraser.com) and under the Company’s profiles on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com and EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov/edgar.shtml. The Annual Report includes our consolidated financial statements and the auditor’s report thereon.

Shareholders registered at the close of business on March 2, 2021 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS

(You have not been sent a physical copy of the Circular.)

General Information

The Company has prepared this Notice, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related materials on the Internet. Please call AST Trust Company (Canada) toll-free at 1-800-387-0825 if you have any questions about notice and access.

How to Access the Circular and Obtain a Physical Copy

The Circular and related materials are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, AST Trust Company (Canada), toll free at 1-888-433-6443; or (b) emailing a request to AST Trust Company (Canada) at fulfilment@astfinancial.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by the transfer agent by April 6, 2021, in order to allow sufficient time for the Shareholder to receive the physical copy of the Circular and return the form of proxy by its due date.

Forms of Proxy and Voting Instruction Forms (VIFs)

Registered Shareholders have received a form of proxy with this Notice. The deadline for submitting a form of proxy is 11:30 a.m. (Vancouver time) on April 16, 2021. Please complete, date and sign the form of proxy and deliver it before that deadline in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified in the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, in the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Circular

• the election of Directors	“Information Regarding Nominees for Election as Directors”

• the appointment of the Company’s auditor	“Appointment of the Auditor”

• the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”

A Shareholder who is unable to attend the Meeting in person (by virtual means) and who wishes to ensure that such Shareholder’s shares are voted at the Meeting must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.

DATED at Vancouver, B.C., March 8, 2021.

BY ORDER OF THE BOARD

Raymond Ferris

President and Chief Executive Officer

INFORMATION CIRCULAR

(As of March 2, 2021, except as otherwise provided)

This Circular is furnished in connection with the solicitation of proxies by the management of West Fraser for use at the Meeting to be held on April 20, 2021 at 11:30 a.m. (Vancouver time) in virtual online format (and at any adjournment thereof) for the purposes set out in the attached Notice.

DEFINITIONS

Unless stated otherwise, in this Circular:

“$” means Canadian dollars;

“Annual Information Form” means the annual information form of the Company for the financial year ended December 31, 2020;

“Annual Report” means the annual report of the Company for the financial year ended December 31, 2020;

“Articles” means the notice of articles and articles of the Company;

“AST Trust” means AST Trust Company (Canada), our transfer agent;

“Auditor” means our external auditor, currently PricewaterhouseCoopers LLP;

“BCBCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended;

“Board” or “Board of Directors” means our board of Directors as presently constituted or proposed to be constituted;

“Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation” under the heading “Annual Incentive Bonus Plan” on page 57;

“Brookfield” means, collectively, Brookfield Asset Management Inc. and certain of its affiliates, being Brookfield Investments Corporation, BPE OSB Investment Holding LP, Brookfield Private Equity Group Holdings LP and Brookfield Capital Partners II LP;

“Cash Value Alternative” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component” under the heading “Stock Option Plan” starting on page 58;

“CEO” means our Chief Executive Officer;

“CFO” means our Chief Financial Officer;

“Circular” means this management information circular;

“Class B Shares” means the Class B Common shares in the capital of West Fraser;

“Closing Price” has the meaning set out in “Information Regarding Nominees for Election as Directors” under the heading “Director Compensation” starting on page 32;

“Committees” means the committees of the Board;

“Director” means a director of the Company;

“DSU Plan” means our Director Deferred Share Unit Plan;

“DS Unit” means a Deferred Share Unit granted under our DSU Plan;

“EDGAR” means the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system;

“Exchange Ratio” means the exchange ratio of 0.675 of a Common share for each Norbord Share acquired by the Company in connection with the Norbord Acquisition;

“Governance Committee” means the Governance & Nominating Committee of the Board;

“Governance Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures” under the heading “Governance Policy” on page 37;

“HR&C Committee” means the Human Resources & Compensation Committee of the Board;

“Lead Director” means the lead Director of the Board;

“Meeting” means the annual meeting of Shareholders to be held on April 20, 2021 and any adjournment of it;

“NI 52-110” has the meaning set out in “Our Corporate Governance Policies and Procedures – Composition of the Board” under the heading “Independence” on page 46;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“Non-registered Shareholder” means any Shareholder who is not a Registered Shareholder;

“Notice” means the notice of annual meeting of Shareholders, which accompanies this Circular;

“Norbord” means Norbord Inc.;

“Norbord Acquisition” means the acquisition by the Company of all of the issued and outstanding Norbord Shares, which occurred on February 1, 2021;

“Norbord Continuing Executives” means the holders of Norbord Options, Norbord RSUs and Norbord DSUs who have continued as officers and employees of the Company following completion of the Norbord Acquisition;

“Norbord DSUs” means the outstanding deferred share units credited under certain Norbord deferred share unit plans, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;

“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to certain Norbord stock option plans, which have been exchanged for, or are otherwise characterized as, Replacement Options following completion of the Norbord Acquisition;

“Norbord RSUs” means the outstanding restricted share units credited under the Norbord restricted share unit plan, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;

“Norbord Shares” means the common shares in the capital of Norbord;

“NYSE” means the New York Stock Exchange;

“Options” means share purchase options granted under the Stock Option Plan;

“Phantom Share Unit Plan” means the plan described as such on page 60 of this Circular;

“PS Unit” means a performance share unit granted under our Phantom Share Unit Plan;

“Registered Shareholder” means a Shareholder who is in possession of a physical share certificate registered in their name or who appears as the Registered Shareholder in the records of AST Trust;

“Replacement Option Plans” has the meaning set out in “Executive Compensation Discussion & Analysis – Option Grants” under the heading “Description of Replacement Option Plans” on page 70;

“Replacement Options” means the options to purchase Common shares that are held by former holders of Norbord Options following completion of the Norbord Acquisition;

“ROSE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation” under the heading “Annual Incentive Bonus Plan” on page 57;

“RS Unit” means a restricted share unit granted under our Phantom Share Unit Plan;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian securities regulatory authorities;

“Share” or “Common share” means common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “WFG”;

“Shareholder” means a holder of any Share or Class B Share, as the context requires;

“Stock Dividend” means the stock dividend of one Common share declared and issued in respect of each issued and outstanding Common share in the capital of the Company and each issued and outstanding Class B Share and paid to Shareholders on January 13, 2014;

“Stock Option Plan” means our Stock Option Plan, as amended;

“subsidiary” means, in respect of the Company, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by the Company and shall include any body corporate, partnership, joint venture or other entity over which the Company exercises direction or control or which is in a like relation to a subsidiary;

“Towers Watson” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation” on starting on page 56;

“TSR” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Inventive Component” under the heading “Phantom Share Unit Plan” on page 60;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America, its territories, any State of the United States and the District of Columbia; and

“West Fraser”, “Company”, “we”, “us” or “our” means West Fraser Timber Co. Ltd.

INSTRUCTIONS ON VOTING AT THE MEETING

In response to the current COVID-19 pandemic, West Fraser will hold the Meeting in a virtual format via live webcast. All Shareholders are invited and encouraged to participate in the Meeting using the instructions set out in this Circular. The Company is committed to returning to in-person meetings as soon as it is practicable to do so.

Registered Shareholders and duly appointed proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual Meeting and vote and ask questions in real time, provided they are connected to the Internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to vote or ask questions at the virtual Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to attend the virtual Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with AST Trust, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with AST Trust will result in the proxyholder not receiving a 13-digit control number required to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to vote or ask questions.

Your vote is important. Good corporate governance begins with Shareholder participation. If you cannot attend the Meeting (by virtual means) or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read pages 10 through 17 for answers to commonly asked questions regarding voting and proxies.

How to Vote

You have two ways to vote:

1.	by submitting your form of proxy or voting instruction form in accordance with the instructions set out therein; or

2.	during the Meeting by online ballot through the live webcast platform.

Registered Shareholders and duly appointed proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) who attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting virtually. As the Company is relying on notice and access provisions of applicable Canadian securities laws, the Notice and form of proxy is being sent to Registered Shareholders.

•	Step 1: Log in online at https://web.lumiagm.com/409405832. We recommend that you log in at least 30 minutes before the Meeting starts.

•	Step 2: Follow these instructions:

Registered Shareholders: Click “I have a control number” and then enter your control number and password “westfraser2021” (case sensitive). The 13-digit control number located on the form of proxy or in the email notification you received from AST Trust is your control number. If you use your control number to log-in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password “westfraser2021” (case sensitive). Proxyholders who have been duly appointed and registered with AST Trust as described in this Circular will receive a 13-digit control number by email from AST Trust after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting.

It is your responsibility to ensure Internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins.

How Non-registered Shareholders/Appointees can obtain a control number to vote during the Meeting:

You must complete the additional step of registering the proxyholder by calling AST Trust at 1.866.751.6315 (within North America) or 1.212.235.5754 (outside of North America) by no later than 11:30 a.m. (Vancouver time) on April 16, 2021. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting.

Non-registered Shareholders who have not duly appointed themselves as proxyholder and registered with AST Trust will not be able to vote at the Meeting but will be able to participate as a guest.

How to Ask Questions at the Meeting

Registered Shareholders and proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) accessing the Meeting will have an opportunity to ask questions at the Meeting during the Q&A session. Should any such Shareholder or proxyholder wish to ask a question, the Shareholder or proxyholder should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated by the Lumi platform before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of Shareholders was held in person.

Technical Assistance

Shareholders with questions regarding the virtual meeting platform or requiring assistance accessing the Meeting website should visit the provider’s website at https://go.lumiglobal.com/faq for additional information. Furthermore, should a Shareholder wish to speak with a Lumi representative, both a live chat service and a contact ticket system are available through the website above.

If you are accessing the Meeting you must remain connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting virtually and vote during the live webcast, you should consider voting your Shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting virtually.

FREQUENTLY ASKED QUESTIONS

Q.         Am I entitled to vote?

A.        Holders of Shares at the close of business on the record date of March 2, 2021 and their duly appointed representatives are eligible to vote. Each Share is entitled to one vote.

Q.         How do I vote?

A.        If you are a Registered Shareholder, you may vote your Shares by appointing a proxy to attend the Meeting virtually and vote on your behalf or you can attend the Meeting virtually and vote at the Meeting. Voting by proxy is the easiest way to vote because you don’t have to attend the Meeting. Instead you appoint the persons named in the form of proxy or another person or entity of your choosing, who need not be a Shareholder, to represent you as a proxyholder and vote your Shares at the Meeting. A proxy will not be valid unless it is dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney with proof that they are authorized to sign, and is completed according to the instructions therein.

There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Non-registered Shareholder. If your Shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to “Voting by Non-Registered Shareholders” starting on page 17.

See “How to Vote” starting on page 10 for further details on how to vote.

Q.         What am I voting on?

A.        You will be asked to vote on the following matters:

•	the election of Directors to the Board to hold office until the close of the next annual meeting of Shareholders;

•	the appointment of PricewaterhouseCoopers LLP as our auditor until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors; and

•	the advisory (non-binding) resolution on the Company’s approach to executive compensation.

Q.         What if amendments are made to these matters or if other matters are brought before the Meeting?

A.        If you attend the Meeting virtually and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a proxy in the form enclosed, the persons named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their best judgment. As of the date of this Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q.        Who is soliciting my proxy?

A.        The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by Company employees, and the Company bears all associated costs.

This Circular is prepared under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Accordingly, this Circular is being posted on the Internet instead of being sent to either Registered Shareholders or Non-registered Shareholders. This Circular and related materials are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of this Circular by: (a) calling the Company’s transfer agent, AST Trust, toll free at 1-888-433-6443; or (b) emailing a request to AST Trust at fulfilment@astfinancial.com. A request for a physical copy of this Circular should be sent sufficiently in advance so that it is received by AST Trust by April 6, 2021 in order to allow sufficient time for the Shareholder to receive the physical copy of this Circular and return the proxy by its due date.

Q.        How do I know if I am a “Registered” Shareholder or a “Non-registered” Shareholder?

A.        You may own Shares in one or both of the following ways:

1.

If you are in possession of a physical share certificate in your name or you appear as the Registered Shareholder in the records of West Fraser’s transfer agent, you are a “Registered Shareholder” and your name and address are known to West Fraser through its transfer agent, AST Trust.

2.

If you own Shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “Non-registered Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your Share ownership.

Most Shareholders are Non-registered Shareholders. The Shares of Non-registered Shareholders are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the Shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS). Intermediaries have obligations to forward Meeting materials to such Non-registered Shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Non-Registered Shareholders fall into two categories — those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or its agent has sent the Meeting materials directly to you, your name, address and information about your holdings of Common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common shares on your behalf. The Company’s OBOs can expect to be contacted by their intermediary. The Company does not intend to pay for intermediaries to deliver the Meeting materials to OBOs and it is the responsibility of such intermediaries to ensure delivery of the Meeting materials to their OBOs.

Q.         Must I use the enclosed form of proxy?

A.        No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder, although the Articles require that a form of proxy be substantially in the form enclosed.

Q.        Can I appoint someone to vote my Shares other than persons named in the enclosed form of proxy?

A.        Yes. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to attend the virtual Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with AST Trust, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with AST Trust will result in the proxyholder not receiving a 13-digit control number to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to vote or ask questions.

Q.        What if my Shares are registered in more than one name or in the name of my company?

A.        If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q.         What if I plan to attend the Meeting virtually and vote at the Meeting?

A.        If you are a Registered Shareholder and plan to attend the Meeting virtually and you wish to vote your Shares at the Meeting, do not complete or return a form of proxy. Your vote will be taken and counted at the Meeting.

If your Shares are not registered in your name, but you wish to attend the Meeting, please see “Voting by Non-Registered Shareholders” on page 17.

Q.         What happens when I sign and return a form of proxy?

A.        You will have given authority to whoever you have appointed as your proxyholder to vote your Shares at the Meeting in accordance with the voting instructions you provide.

Q.         What do I do with my completed form of proxy?

A.        You must deposit your completed form of proxy (by mail, telephone, fax or online) with AST Trust no later than 11:30 a.m. (Vancouver time) on April 16, 2021, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you hold Shares through an intermediary you should refer to “Voting by Non-Registered Shareholders” on page 17 below.

Q.         How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A.        The persons named in it will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR the election of the Directors nominated by management, FOR the appointment of the Auditor, and FOR the advisory (non-binding) resolution on the Company’s approach to executive compensation.

Q.         If I change my mind, can I revoke my proxy once I have given it?

A.        In addition to revocation in any other manner permitted by law, a Registered Shareholder who has completed a form of proxy may revoke it by:

•

executing a new form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the form of proxy bearing a later date or notice of revocation to AST Trust by fax within North America at 1.866.781.3111 or outside North America at 1.416.368.2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand delivery to 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6, at any time up to and including the last Business Day that precedes the day of the Meeting or, if the Meeting is adjourned, the last Business Day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by applicable Law; or

•	attending the Meeting by virtual means and voting at the Meeting.

A revocation of a form of proxy will not affect the matter on which a vote is taken before the revocation.

Non-registered Shareholders who wish to change their vote must, within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote.

Q.         What documents are sent to Shareholders?

A.        Registered Shareholders who have provided us with the required request will receive a package of the usual annual corporate documents (our Annual Report, including the Annual Information Form, our consolidated financial statements for the years ended December 31, 2020 and 2019 and auditor’s report and management’s discussion and analysis thereon), along with the Notice and form of proxy.

Our Circular may be accessed under our profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and on our website at www.westfraser.com.

Copies of our Annual Report, including our consolidated financial statements and auditor’s report and management’s discussion and analysis thereon, are filed with Canadian securities regulators and are available under the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml, and may also be obtained, without charge, on request from our CFO or accessed on our website at www.westfraser.com.

Q.        Who are our Principal Shareholders?

A.        The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over, directly or indirectly, more than 10% of a class of our outstanding Shares) are set out in this Circular under the heading “Voting Securities, Principal Shareholders and Normal Course Issuer Bid” on page 35.

Q.         What if I have other questions?

A.        If you have a question regarding the Meeting, please contact our transfer agent as set out below or the CFO of the Company at (604) 895-2700 or by email at shareholder@westfraser.com.

Q.         How can I contact the transfer agent?

A.        You can contact the transfer agent at:

AST Trust Company (Canada)

1600 - 1066 West Hastings Street

Vancouver, B.C. V6E 3X1

Telephone: (416) 682-3860

(toll free throughout North America: 1-800-387-0825)

Facsimile: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

VOTING BY NON-REGISTERED SHAREHOLDERS

Q.        If my Shares are not registered in my name, how do I vote my Shares?

A.        Our share register does not list Non-registered Shareholders. The Shares of Non-registered Shareholders are usually held in the name of an intermediary or a “nominee”, such as a trust company, securities broker or other financial institution. If you are a Non-registered Shareholder, there are two ways that you can vote your Shares:

1.         By providing voting instructions to your nominee

Applicable securities laws require institutional nominees to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee either a voting instruction form or a form of proxy for the number of Shares you hold with that nominee. Every institutional nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.

As the Company is relying on notice and access provisions of applicable Canadian securities law, the Notice and voting instruction form are being sent to both Non-registered Shareholders and Registered Shareholders.

2.         By being appointed as Proxy and attending the Meeting virtually

The Company generally does not have access to the names of its Non-registered Shareholders. Therefore, if you attend the Meeting virtually, the Company will have no record of your shareholdings or of your entitlement to vote unless you have directed your nominee to appoint you as proxyholder.

If you wish to attend the Meeting virtually and vote your Shares, insert your own name in the space provided on the voting instruction form or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a Non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you must follow the additional steps set out above starting on page 10.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of Annual Meeting of Shareholders)

1) Presentation	of Financial Statements

The consolidated financial statements of the Company for the financial years ended December 31, 2020 and 2019 and the Auditor’s report thereon will be submitted to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to those Shareholders who have provided us with the required request.

2) The	Election of Directors

The Board of Directors has previously set the number of Directors to be elected at the Meeting at 12. The table of nominees on the following pages sets out the name, background and experience of each person proposed to be nominated for election as a Director, as well as other relevant information. Management of the Company recommends the election of the twelve nominees set out in the table of nominees to fill the twelve positions as Director. The term of office of each current Director will expire at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the conclusion of the next annual meeting of Shareholders at which a Director is elected, unless the Director’s office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

The Board of Directors has adopted a majority voting policy, which is described on page 39 of this Circular, relating to the election of Directors.

On February 13, 2014, the Board adopted an advance notice policy setting out requirements for Director nominations and elections. On April 29, 2014, our Shareholders approved a special resolution to amend the Articles to include this advance notice requirement, which is described on page 39 of this Circular.

The Board of Directors may fill vacancies on the Board resulting from the death, resignation or retirement of Directors. As well, the Board is authorized to appoint up to two additional Directors to hold office until not later than the next annual meeting of Shareholders.

3) Appointment	of Auditor

The Auditor is to be appointed to serve until the close of the next annual meeting of Shareholders, and the Directors are to be authorized to fix the Auditor’s remuneration.

The Board of Directors and management of the Company, on the advice of the Audit Committee of the Board, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be re-appointed as Auditor, at a remuneration to be fixed by the Board of Directors.

4) Advisory	Resolution on our Approach to Executive Compensation (Say on Pay)

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve (on an advisory basis), by way of ordinary resolution, the Company’s approach to executive compensation.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

The following table sets out the name of each person nominated by management for election as a Director, as well as the date that person first became a Director, their age, residence, position in the Company, principal occupation, background, experience and their voting results at the last annual meeting of Shareholders, if applicable. Additional information concerning compensation and security holdings of such persons is provided in the various tables set out below. All of our Directors elected at our last annual meeting of Shareholders are standing for election, with the exception that John Ketcham will be retiring from the Board and Ellis Ketcham Johnson has been nominated by management for election to the Board, and, in addition, Marian Lawson and Colleen McMorrow who were appointed in connection with the Norbord Acquisition are also standing for election.

Unless otherwise indicated, each nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and securities beneficially owned or controlled by each nominee has been furnished by the nominee and is not within the knowledge of our management.

The following table also sets out Committee memberships of the proposed nominees as at March 2, 2021. We have four Committees: Audit; Human Resources & Compensation; Health, Safety & Environment; and Governance & Nominating.

HENRY H. (HANK) KETCHAM

Director since September 16, 1985

Age:        71

Hank Ketcham resides in Vancouver, B.C., Canada. He is our Chairman of the Board. Mr. Ketcham was our President until April 2012 and retired from the position of CEO effective March 1, 2013 when his title as Chairman of our Board was re-designated as Executive Chairman. Effective April 19, 2016 he became our Chairman of the Board. He is also a director and shareholder of Ketcham Investments, Inc., which owns 5,562,718 Common shares and 1,743,228 Class B Shares of the Company. Mr. Ketcham has been actively involved with the Company since 1973. He was formerly a director of The Toronto-Dominion Bank.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Forestry/Manufacturing		Risk Management Executive Compensation
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,168,713	636,467	99

REID E. CARTER

Director since April 19, 2016

Age:        64

Reid E. Carter resides in West Vancouver, B.C., Canada. He is a corporate director. From 2003 to the end of 2018, Mr. Carter was a Managing Partner at Brookfield Asset Management, Inc., a global asset manager, and was President of Brookfield Timberlands Management LP. In this role, Mr. Carter led the acquisition of approximately 3.5 million acres of private timberlands throughout North America and Brazil as well as the teams responsible for all growth and operations aspects of these businesses. Mr. Carter also served as President and Chief Executive Officer of Acadian Timber Corp. from 2010 to 2015 and its predecessor, Acadian Timber Income Fund, from 2006 to 2010, and currently serves as a director of Acadian Timber Corp., which is listed on the TSX. He served as National Bank Financial’s Paper and Forest Products Analyst between 1996 and 2003. Between 1990 and 1996 he served as a resource analyst with TimberWest Forest Corp. Mr. Carter served as a director of Enercare Inc. until the end of 2019. Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils, both from the University of British Columbia. Mr. Carter is the Chair of the Audit Committee and a member of the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Financial Literacy		Forestry/Manufacturing Capital Markets
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	48,965,838	839,342	98

RAYMOND FERRIS

Director since April 23, 2019

Age:        58

Ray Ferris resides in Vancouver, B.C., Canada. He is our President and CEO. Before April 19, 2018, Mr. Ferris was our Executive Vice-President and Chief Operating Officer and before February 15, 2016 he was our Vice-President, Wood Products. On April 19, 2018 the Company announced a senior leadership transition plan and Mr. Ferris replaced Mr. Seraphim as President of the Company, and on June 30, 2019, Mr. Ferris replaced Mr. Seraphim as CEO following Mr. Seraphim’s retirement from that office. Mr. Ferris holds a Bachelor of Science Degree in Engineering from the University of New Brunswick.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Forestry/Manufacturing		Risk Management Executive Compensation
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,604,661	200,519	99

JOHN N. FLOREN

Director since April 19, 2016

Age:        62

John N. Floren resides in Eastham, Massachusetts, USA. He has been President and Chief Executive Officer of Methanex Corporation since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing and Logistics of Methanex from June 2005 and, prior to that, Director, Marketing and Logistics, North America from May 2002. He has been an employee of Methanex for approximately 21 years and has worked in the chemical industry for over 30 years. He currently serves as a director of Methanex, which is listed on the TSX. Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He also completed the Directors Education Program at the Institute of Corporate Directors. Mr. Floren is the Chair of the Health, Safety & Environment Committee and a member of the Human Resources & Compensation Committee and the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Forestry/Manufacturing		Capital Markets Executive Compensation
Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,101,275	703,905	99

ELLIS KETCHAM JOHNSON

Proposed Director

Age:        57

Ellis Ketcham Johnson lives in Greenwich, Connecticut, USA. Ms. Johnson is currently the president of a private philanthropic foundation and a member of the Parents Leadership Council of Georgetown University. She previously worked at Imax Corporation in Canada. Ms. Johnson completed her undergraduate degree at Lewis and Clark College and received a graduate degree from Yale University. She recently completed a Directorship Program with an emphasis on Board Governance.

Voting results of 2020 annual meeting of Shareholders:
		Votes for	Votes withheld	% Votes For

	Number of votes	n/a	n/a	n/a

BRIAN G. KENNING

Director since April 19, 2017

Age:        71

Brian G. Kenning resides in Vancouver, B.C., Canada. He is a corporate director. He was a Managing Partner of Brookfield Asset Management Inc., a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, an affiliate of Brookfield Asset Management Inc., active in merchant banking and investing. Over the past 10 years, Mr. Kenning has served as director of a number of public and private corporations. He served as a director of British Columbia Ferry Services Inc. until May 2019 and as a director of Maxar Technologies Ltd. from 2003 to 2019. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past Director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973. Mr. Kenning is the Chair of the Human Resources & Compensation Committee and a member of the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Financial Literacy Risk Management		Executive Compensation Governance
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,061,875	743,305	99

MARIAN LAWSON

Director since February 1, 2021

Age:        64

Marian Lawson resides in Toronto, Ontario, Canada. Ms. Lawson retired from Scotiabank in 2018, with over 30 years of experience in banking and capital markets. Ms. Lawson served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. During her tenure, Ms. Lawson held numerous senior roles at Scotiabank including Executive Vice President, Global Head, Financial Institutions and Transaction Banking, Deputy Head of Corporate Banking, Managing Director, Capital Markets, and Vice-President, Internal Audit. The majority of her roles involved assisting management teams in the execution of their strategies, which included acquisitions, expansions, divestitures, refinancings and restructurings. In addition, during the latter part of her career, Ms. Lawson successfully expanded and restructured several businesses. In 2016, Ms. Lawson received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson holds a BA in Economics from York University, an MBA (Finance) from McMaster University, and an ICD.D designation. Ms. Lawson is a director of Canadian Tire Bank (2018 to present) and was a board member of 1832 Asset Management LP, a wealth management subsidiary of Scotiabank, from 2016 to 2018. Ms. Lawson is a member of the Human Resources & Compensation Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Financial Literacy		Risk Management Capital Markets
Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	n/a	n/a	n/a

COLLEEN MCMORROW

Director since February 1, 2021

Age:        64

Colleen McMorrow resides in Oakville, Ontario, Canada. Ms. McMorrow earned a Bachelor of Commerce Degree and a Graduate Diploma in Accountancy both from the John Molson School of Business, Concordia University. She is a Fellow Certified Public Accountant, Fellow Chartered Accountant and is currently a corporate director. Ms. McMorrow served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. Ms. McMorrow was also a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in June 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies. She is currently a director of Ether Capital Corporation, whose common shares are listed for trading on the Aequitas NEO Exchange, and Exco Technologies Limited, which is listed on the TSX (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards” on page 49). Ms. McMorrow was formerly a director of LOGIQ Asset Management. She has also been a member of the board of the Investment Management Corporation of Ontario since 2016 and of Plan International Canada Inc. since 2015. In addition to her client serving role, Ms. McMorrow held a number of leadership roles at EY and, from 2009 to 2016, she was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and the firm’s Growth Markets Leader (high-growth entrepreneurial companies). Ms. McMorrow is a member of the Audit Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Financial Literacy Risk Management		Governance Executive Compensation
Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	n/a	n/a	n/a

GERALD J. (GERRY) MILLER

Director since April 19, 2012

Age:        65

Gerry Miller resides in Kelowna, B.C., Canada. He is a Chartered Professional Accountant who retired from West Fraser on July 31, 2011 after a 25-year career. Mr. Miller was a key member of West Fraser’s senior executive team and served in a number of executive positions including as Executive Vice-President, Pulp & Paper, Executive Vice-President, Operations and Executive Vice-President, Finance and CFO, the position that he held at the time of his retirement. Mr. Miller is also a trustee of Granite Real Estate Investment Trust, which is listed on the TSX and the NYSE, and a director of Granite REIT Inc. He holds a Bachelor of Commerce Degree from the University of British Columbia. Mr. Miller is a member of the Audit Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Financial Literacy		Forestry/Manufacturing Executive Compensation
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,054,626	750,554	98

ROBERT L. PHILLIPS

Director since April 28, 2005

Age:        70

Robert L. Phillips resides in Anmore, B.C., Canada. In February 2008, Mr. Phillips was designated by the Board to serve as Lead Director. Before July 2004, he was President and Chief Executive Officer of the BCR Group of Companies, which was involved in rail transportation and marine terminal operations. Before joining BCR, he was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Limited, and has held the position of President and Chief Executive Officer of the PTI Group Inc. and Dreco Energy Services Ltd. He was appointed Queen’s Counsel in Alberta in 1991. He is a director of the following public corporations: Canadian National Railway Company, which is listed on the TSX and the NYSE, Capital Power Corporation, which is listed on the TSX and Canadian Western Bank, which is listed on the TSX, (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards” on page 49). On December 31, 2018, Mr. Phillips retired as the Chairman and a director of Maxar Technologies Ltd. (formerly known as MacDonald Dettwiler & Associates Ltd.) and served as a director of Maxar Technologies Inc., its new U.S. parent company, from January 1, 2019 to May 13, 2020. Mr. Phillips holds a B.Sc. (Chemical Engineering) and an LL.B., both from the University of Alberta. In his capacity as Lead Director he serves as Chair of the Governance & Nominating Committee. Mr. Phillips is also a member of the Human Resources & Compensation Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Forestry/Manufacturing		Executive Compensation Governance
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	46,488,189	3,316,991	93

JANICE G. RENNIE

Director since April 28, 2004

Age:        63

Janice G. Rennie resides in Edmonton, Alberta, Canada. She is a Fellow Chartered Accountant and a Fellow of the Institute of Corporate Directors and is currently a corporate director. From September 7, 2004 to September 9, 2005 she was the Senior Vice-President, Human Resources and Organizational Effectiveness of EPCOR Utilities Inc., a provider of energy, water and energy-related services and products that is solely owned by the City of Edmonton, on whose board she previously served for over 10 years and rejoined as a director in 2017 and currently serves as the Chair of its board. She is a director of the following public corporations: Major Drilling Group International Inc., which is listed on the TSX, and Methanex Corporation, which is listed on the TSX, (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards” on page 49). Ms. Rennie was formerly a director of Teck Resources Ltd. and WestJet Airlines Ltd. Ms. Rennie earned a Bachelor of Commerce Degree from the University of Alberta. Ms. Rennie is a member of the Audit Committee, the Human Resources & Compensation Committee and the Governance & Nominating Committee.

Key Areas of Expertise and Experience:

	Financial Literacy Executive Compensation		Governance Human Resources
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	48,870,151	935,029	98

GILLIAN D. WINCKLER

Director since April 19, 2017

Age:        58

Gillian D. Winckler resides in Vancouver, B.C., Canada. Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia, as its Chief Executive Officer and President. Ms. Winckler held this position, as well as Chief Financial Officer for a brief period of three years until the company was acquired in June 2015. Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession. Ms. Winckler is a Chartered Accountant (South Africa), with a B.Sc. and B.Comm. (Hons) obtained in South Africa. Ms. Winckler also obtained an ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). Ms. Winckler currently is a director of Pan American Silver Corp., which is listed on the TSX and The NASDAQ Stock Market, and a director of FLSmidth & Co. A/S, a Danish engineering company, which is listed on The NASDAQ OMX Exchange Copenhagen, (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards” on page 49). Ms. Winckler is a member of the Audit Committee and the Health, Safety & Environment Committee.

Key Areas of Expertise and Experience:

	Senior Executive/Strategic Leadership Financial Literacy		Governance Human Resources
	Voting results of 2020 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For

	Number of votes	49,520,637	284,543	99

Each nominee has consented to act as a Director if elected. We do not contemplate that any proposed nominee will be unable to serve as a Director, but if for any reason that occurs before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Board Renewal

The Board recognizes the need for, and benefits of, introducing new and diverse characteristics and perspectives at the Board level, and it also understands the importance of having continuity of institutional and industry knowledge and experience. Our Board renewal process is designed to achieve and maintain a balance between those considerations.

The Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as Directors to our Board. In identifying potential Director candidates, the Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, Board dynamics and personal characteristics. In addition, the Governance Committee considers diversity in perspective arising from personal, professional or other attributes and experiences when identifying potential Director candidates. Desirable individual characteristics of nominees include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our Shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.

In 2015, the Governance Committee implemented the first phase of the Board renewal process by searching for and identifying two suitable candidates for nomination as Directors. As part of this process, the Governance Committee engaged an outside search firm and also sought input and advice from current Directors and our executive management. The major criteria adopted by the Governance Committee for candidates were: (a) chief executive officer experience; (b) experience in a cyclical, capital-intensive industry; (c) strong strategic thinker; and (d) representing diverse background and experience.

As a result of this process, in 2016, Reid Carter and John Floren were identified as nominees to the Board and they were elected as Directors at the 2016 annual meeting of Shareholders.

In 2016, the Governance Committee implemented the second phase of the Board renewal process through continuing efforts to search for and identify additional suitable candidates. As a result, the Governance Committee identified Brian Kenning and Gillian Winckler as important additions to the Board and they were elected as Directors at the 2017 annual meeting of Shareholders. Additionally, as part of the second phase of this process, Clark Binkley, Duncan Gibson and Harald Ludwig retired and did not stand for re-election as Directors.

The Governance Committee continues to focus on diversity and inclusion and to accelerate diverse representation on our Board, management and talent across the organization. In connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board. As a result, the number of Directors on the Board who are women increased from two to four, making up 1/3 of the Board. In addition, John Ketcham has decided to retire from the Board and Ellis Ketcham Johnson has been nominated by management for election as a Director at the Meeting. If all of management’s nominees are elected, five of the twelve Directors (42%) will be women.

To enhance the Board renewal process, the Company has implemented a robust performance review process and employs a skills matrix to identify skills or experience gaps.

Performance Reviews

The Governance Committee regularly, and not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted by way of formal questionnaire and report and by informal interviews and discussions led by the Chairman or the Lead Director. The Board performance review also includes a “peer” or individual director review process. To date no significant problem with respect to performance of the Board, any Committee or any individual Director has been identified.

Skills Matrix

The Governance Committee uses a skills matrix to assist in the process of identifying suitable additions to the Board. The Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new Directors to fill any gaps.

The following is a skills matrix that sets out the skills or experience that the Governance Committee has targeted for Directors as well as the Governance Committee’s determination of the Directors who have such skills or experience:

Skills and Experience	Target Number of Non-Management Directors
Senior executive/Strategic leadership	4
Financial literacy	4
Forestry/Manufacturing	3
Risk management	4
Capital markets	3
Government relations	2
Executive compensation	4
Governance	4

The skills and experience of each Director are set out in the table under the heading “Information Regarding Nominees for Election as Directors” starting on page 20. The Board is of the view that the minimum target levels have been achieved by the current Board and will be achieved assuming all nominees described above are elected at the Meeting.

Board Tenure

The Company does not have term limits for its Directors as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, in September 2016, the Board considered the continued use of an age limitation for Directors and determined that its continuation was no longer appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.

The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.

Over the past five years, the Company identified and added seven new Board members and four of its longer serving Board members retired, along with Ted Seraphim who retired as our CEO and as a Director in 2019 and Ray Ferris who was appointed our CEO and a Director on Ted’s retirement. The Board is composed of members with an appropriate mix of Directors who are new to the Company, and who bring fresh perspectives, and those with institutional knowledge and experience.

The following table shows the tenure of the Directors standing for election at the Meeting (and assumes all proposed candidates are elected):

Board Tenure
Tenure	Number of Directors	% of Directors
0 to 1 years	3	25
1 to 5 years	5	42
6 to 10 years	1	8
11 years and over	3	25

On election, these Directors will have an average tenure of approximately 8 years.

Director Compensation

The HR&C Committee regularly reviews our Director compensation policy and, following a review in December 2018 of director compensation programs of our peers, approved a number of changes to Director compensation, effective January 1, 2019. The Board adopted a fixed fee Director compensation structure, which consists of the following:

Annual base retainer	$85,000[1]
Annual equity retainer	$85,000 in DS Units
Annual Committee Chair retainer[2]	$10,000 per Committee
Lead Director annual retainer[3]	$50,000
Chairman annual retainer[4]	$295,000

1.	Each Director may elect once each year that up to 100% of the annual base retainer and other retainers be paid in DS Units.
2.	For each Chair of the Audit Committee, Health, Safety & Environment Committee and the HR&C Committee.
3.	For the Lead Director and Chair of Governance Committee.
4.	Exclusive of annual base and equity retainers.

Directors are not paid separate meeting fees or fees for Committee membership and are not provided a travel allowance. The HR&C Committee believes that this compensation structure is consistent with current governance best practices and emphasizes that the role of a corporate director is not confined to attendance and participation at meetings. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings or otherwise on Company business.

Under our Equity Holding Requirements Policy, the minimum shareholding requirement for each Director is a multiple of three times the aggregate of a Director’s annual base retainer and annual equity retainer, as described in further detail on page 41 under “Minimum Equity Holding”. If a Director’s equity ownership exceeds such threshold, that Director has the right to elect to receive cash in lieu of their annual equity retainer payable in DS Units.

Annual non-equity retainers are paid in monthly instalments.

The Company has a DSU Plan which provides a structure for Directors to accumulate an equity-like holding in the Company. The DSU Plan allows Directors to participate in our growth by providing a deferred payment based on the value of a Common share at the time of redemption. Each Director may elect to receive up to 100% of their annual retainers in DS Units and must receive DS Units in payment of the annual equity retainer, unless the Director has achieved the minimum shareholding requirement and elected to receive cash in lieu of DS Units in payment of the annual equity retainer (see “Minimum Equity Holding” on page 41). The DS Units are issued based on the weighted average trading price of the Common shares on the TSX during the five trading days prior to their issue. Additional DS Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. DS Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and has ceased to fulfill any other role as an officer or employee of the Company. A holder of DS Units may on redemption elect to redeem DS Units in cash or in Common shares, or a combination of cash and Common shares. The redemption value for each DS Unit a Director has elected to be redeemed in cash is the weighted average of the trading price on the TSX of a Common share over the last five trading days ending on the date of redemption. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.

In addition, Ms. Lawson and Ms. McMorrow continue to hold Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and are to be paid out in reference to Common shares, in accordance with the terms of the Norbord Acquisition. The Norbord DSUs operate in a similar fashion to the DS Units. See “Norbord RSU Plan and DSU Plans” on page 62.

The Company has a Directors’ Share Compensation Plan (the “Compensation Plan”), the purpose of which is to enable each Director to participate in our growth by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the TSX for the last five trading days in the quarter. No Common shares were issued to Directors during 2020 under the Compensation Plan.

Total Director Compensation

2020

Name	Fees earned[1] ($)	Share- based awards[2] ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Hank Ketcham	380,000	85,000[3]	Nil	Nil	Nil	Nil	465,000
Reid E. Carter	95,000	85,000	Nil	Nil	Nil	Nil	180,000
John N. Floren	95,000	85,000	Nil	Nil	Nil	Nil	180,000
Brian Kenning	95,000	85,000	Nil	Nil	Nil	Nil	180,000
John K. Ketcham	85,000	85,000	Nil	Nil	Nil	Nil	170,000
Marian Lawson[4]	-	-	-	-	-	-	-
Colleen McMorrow[4]	-	-	-	-	-	-	-
Gerry Miller	85,000	85,000	Nil	Nil	Nil	Nil	170,000
Robert L. Phillips	135,000	85,000	Nil	Nil	Nil	Nil	220,000
Janice G. Rennie	85,000	85,000[3]	Nil	Nil	Nil	Nil	170,000
Gillian Winckler	85,000	85,000	Nil	Nil	Nil	Nil	170,000

1.

Represents total earned during 2020 other than the annual equity retainer which is included in the Share-based awards column of this table. These amounts were paid either in cash or DS Units as described in the following chart.

2.

DS Units granted at the end of each quarter in payment of the annual equity retainer are valued based on the weighted average trading price of the Common shares on the TSX for the last five trading days of the quarter.

3.	This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirement (see page 41) and elected to receive cash.
4.	Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition.

Payment of 2020 Compensation

Name	Cash	DS Units[1]
Hank Ketcham	$465,000	Nil[2]
Reid E. Carter	Nil	$180,000
John N. Floren	$95,000	$85,000
Brian Kenning	$95,000	$85,000
John K. Ketcham	$85,000	$85,000
Marian Lawson[3]	-	-
Colleen McMorrow[3]	-	-
Gerry Miller	$85,000	$85,000
Robert L. Phillips	$135,000	$85,000
Janice G. Rennie	$170,000	Nil[2]
Gillian Winckler	$70,000	$100,000

1.	DS Units are granted quarterly based on the weighted average trading price of the Common shares on the TSX for the last five trading days of the quarter.
2.	This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirements (see page 41) and elected to receive cash.
3.	Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition.

Direct and Indirect Share and Other Holdings of Current and Proposed Directors

(as at February 17, 2021 and February 14, 2020)

	Shares[1]		Share Purchase Options		DS Units
	2021	2020	2021	2020	2021	2020
Hank Ketcham[2,3]	395,896	395,896	229,255	229,255	Nil	Nil
Reid E. Carter	Nil	Nil	Nil	Nil	10,679	6,675
Ray Ferris[4]	37,722	25,699	198,220	163,720	Nil	Nil
John N. Floren	Nil	Nil	Nil	Nil	6,961	5,039
Brian G. Kenning	1,200	1,200	Nil	Nil	5,161	3,268
John K. Ketcham	991,100	991,100	Nil	Nil	8,474	6,527
Marian Lawson	Nil	Nil	Nil	Nil	1,575[5]	Nil
Colleen McMorrow	Nil	Nil	Nil	Nil	945[5]	Nil
Gerry Miller	8,142	8,142	Nil	Nil	13,917	11,879
Robert L. Phillips	10,000	10,000	Nil	Nil	16,048	13,975
Janice G. Rennie	1,000	1,000	Nil	Nil	20,524	20,184
Gillian D. Winckler	1,750	1,750	Nil	Nil	5,748	3,527
Ellis Ketcham Johnson	1,034,670	1,034,670	Nil	Nil	Nil	Nil

1.	Includes Common shares and Class B Shares.
2.	Does not include 5,562,718 Common shares and 1,743,228 Class B Shares held by Ketcham Investments, Inc.
3.	Mr. Ketcham held nil RS Units and nil PS Units as of February 17, 2021 and February 14, 2020.
4.	Mr. Ferris held 38,655 PS Units as of February 17, 2021.
5.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in column for DS Units held by Ms. Lawson and Ms. McMorrow are Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans” on page 62.

As at February 17, 2021, based on the closing price of the Common shares on the TSX (the “Closing Price”) of $89.50, the total value of all Shares, exercisable Options and DS Units held by each current Director is as follows:

Value of Shares, Exercisable Options and DS Units Held by Current and Proposed Directors

(as at February 17, 2021)

Name	Shares ($)	Exercisable Options ($)	DS Units ($)	Total Value ($)
Hank Ketcham	35,432,692	13,892,584	Nil	49,325,276
Reid E. Carter	Nil	Nil	955,771	955,771
Ray Ferris[1]	3,376,119	3,481,610	Nil	6,857,729
John N. Floren	Nil	Nil	623,010	623,010
Brian G. Kenning	107,400	Nil	461,910	569,310
John K. Ketcham	88,703,450	Nil	758,423	89,461,873
Ellis Ketcham Johnson	92,602,965	Nil	Nil	92,602,965
Marian Lawson	Nil	Nil	140,963[2]	140,963
Colleen McMorrow	Nil	Nil	84,578[2]	84,578
Gerry J. Miller	728,709	Nil	1,245,572	1,974,281
Robert L. Phillips	895,000	Nil	1,436,296	2,331,296
Janice G. Rennie	89,500	Nil	1,836,898	1,926,398
Gillian D. Winckler	156,625	Nil	514,446	671,071
1.	Mr. Ferris’s 38,655 PS Units would have a total value of $3,459,623.
2.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in column for DS Units held by Ms. Lawson and Ms. McMorrow are Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans” on page 62.

VOTING SECURITIES, PRINCIPAL SHAREHOLDERS AND NORMAL COURSE ISSUER BID

As of March 2, 2021, a total of 120,924,008 Common shares and 2,281,478 Class B Shares were issued, each carrying the right to one vote. Our Class B Shares are equal in all respects to our Common shares and are exchangeable on a one for one basis for Common shares. Our Common shares are listed for trading on the TSX and on the NYSE while our Class B Shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Shares on a separate class by class basis.

The Directors have fixed the close of business on March 2, 2021 as the record date for the Meeting, being the date for the determination of the Registered Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

To the knowledge of the Directors and the Named Executive Officers (as defined in this Circular), the only persons who, as at March 2, 2021, beneficially own or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to any class of our voting securities are as follows:

Name of Beneficial Holder	Title of Class	Amount Beneficially Owned or Controlled	% of Class	% of Total Votes
Ketcham Investments, Inc.[1]	Common shares Class B Shares	5,562,718 1,743,228	4.6 76.4	4.5 1.4 5.9
Tysa Investments, Inc.[2]	Common shares Class B Shares	3,887,792 333,066	3.2 14.6	3.1 0.3 3.4
Brookfield Asset Management Inc.[3]	Common shares	20,814,573	17.2	16.9

1.	Ketcham Investments, Inc. is controlled by the family of Henry H. Ketcham, our Chairman.
2.	Tysa Investments, Inc. is controlled by William P. Ketcham, one of our former directors.
3.

Includes holdings of Brookfield Asset Management Inc. and certain of its affiliates. Brookfield Asset Management Inc. is a publicly-traded company incorporated in Ontario, Canada with Class A Limited Voting Shares listed on the TSX and NYSE. Brookfield Asset Management Inc.’s major shareholders are Partners Limited and its 49%-owned affiliate, Partners Value Investments LP. The shareholders of Partners

Limited, directly and indirectly, consist of current senior executives and directors of Brookfield Asset Management Inc. and certain of its affiliates, as well as a limited number of former senior executives. Information concerning Brookfield Asset Management Inc. and certain of its affiliates is based on public disclosure, including Norbord’s 2020 management proxy circular dated December 15, 2020 available on Norbord’s SEDAR and EDGAR profiles, Brookfield Asset Management Inc.’s early warning report dated February 26, 2021 available on West Fraser’s SEDAR profile and Brookfield Asset Management Inc.’s Schedule 13D/A statement dated February 26, 2021 available on West Fraser’s EDGAR profile.

In connection with the Norbord Acquisition, the Company entered into a voting and support agreement with Brookfield pursuant to which Brookfield has agreed to attend the Company’s 2021 annual meeting of Shareholders (i.e., the Meeting) and to: (i) vote for, or abstain from voting on, the Company’s nominees to the Board; (ii) vote for, or abstain from voting on, the auditor selected by the Board; (iii) not vote against any of the Board’s recommendations for certain ordinary course matters at the Meeting; and (iv) not vote in favour of (x) the election to the Board of any nominee Director proposed for election that is not a nominee proposed by management of the Company, or (y) the removal of any Director. The obligations of Brookfield under the voting and support agreement only apply to the conduct of the Meeting and will expire upon its termination.

On February 11, 2021, the Company announced that it had put in place a normal course issuer bid to acquire up to 6,044,000 Common shares for cancellation, representing approximately 5% of the issued and outstanding Common shares of the Company, from commencement of the bid on February 17, 2021 until its expiry on February 16, 2022. Under this bid, from February 17 to March 2, 2021, 90,391 Common shares were repurchased for cancellation.

Shareholders may obtain a copy of the notices filed with the TSX in relation to the normal course issuer bid, free of charge, by contacting Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development at (416) 777-4426 or by email at shareholder@westfraser.com.

APPOINTMENT OF THE AUDITOR

Our current Auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of 700 - 250 Howe Street, Vancouver, B.C. PricewaterhouseCoopers LLP has been our Auditor for more than six years.

The Auditor is appointed by the Shareholders, performs its role as the Auditor of our annual financial statements on their behalf, and reports the results of the audit to them. In order to assure the Shareholders that the audit is effective, the Auditor is required to confirm to the Audit Committee its independence from our management in connection with the audit. PricewaterhouseCoopers LLP has confirmed its independence from our management in connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and December 31, 2019.

All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company’s behalf. As part of its mandate, the Audit Committee manages the Company’s relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor.

During 2020, the Audit Committee met with the Auditor and members of management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor was engaged to review our unaudited quarterly consolidated financial statements and earnings releases and discussed these with management and the Audit Committee during the relevant quarters. Representatives of the Auditor meet with the Audit Committee in the absence of management representatives as part of each regularly scheduled meeting of the Audit Committee.

The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreement arose among the Auditor, the Audit Committee and our management on any matter affecting the audit of our financial statements.

For additional information concerning the Audit Committee and its members see “Audit Committee” in the Annual Information Form, which forms part of our Annual Report and is available at www.sedar.com and www.sec.gov/edgar.shtml under the Company’s profiles.

ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our Shareholders on a sustainable basis. As a Shareholder you are asked to consider and approve the following advisory (non-binding) resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the 2021 annual meeting of Shareholders of the Company.

Because your Say on Pay vote is advisory, it will not be binding upon the Board. However, the HR&C Committee will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. The Board confirms that the Company’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) “Say on Pay” Policy for Boards of Directors released in September 2010.

We have held advisory votes on our approach to executive compensation at each annual meeting of Shareholders since 2014. In the most recent “Say on Pay” vote in May 2020, 98% of the votes were voted FOR the Company’s approach to executive compensation.

The management proxyholders intend to vote FOR the approval of the advisory (non-binding) resolution on executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise.

OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES

Governance Policy

Our Board believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the “Governance Policy”) in 2002 which was updated and re-approved by our Board on May 26, 2020. The Governance Policy is reviewed annually by the Governance Committee which, from time to time, recommends updates and changes to such policy to the Board as may be required. The full text of the Governance Policy may be reviewed on our website at www.westfraser.com.

The following disclosure has been prepared under the direction of our Governance Committee and has been approved by the Board.

Chairman of the Board

Hank Ketcham retired from his role as our Executive Chairman effective April 19, 2016 and assumed the position of Chairman of the Board. Hank Ketcham was appointed our CEO and President in 1985 and assumed the role of Chairman of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chairman of the Board. Ted Seraphim was appointed our President on April 19, 2012 and also became our CEO on March 1, 2013. As part of our senior leadership transition plan, Ray Ferris replaced Mr. Seraphim as our President on April 19, 2018 and replaced Mr. Seraphim as our CEO on June 30, 2019.

For his duties as Chairman of the Board, the Board has approved, on the advice of the HR&C Committee, Hank Ketcham’s annual Chairman retainer in the aggregate amount of $295,000 per annum, exclusive of annual director base and equity retainers. As of May 1, 2016, Mr. Ketcham was permitted to elect to receive all or a portion of his compensation in DS Units. Mr. Ketcham ceased to participate in our annual incentive bonus plan after 2014 and ceased to participate in our long-term incentive plans as of January 1, 2016.

The Board has considered the issue of the Chairman’s relationship with management in the context of the need to ensure the Board’s independence from management and has determined that the Chairman is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chairman is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities, Principal Shareholders and Normal Course Issuer Bid” on page 35. The Board considers that these relationships assure that the interests of the Chairman are closely aligned with Shareholder interests. However, the Board has established the position of Lead Director to ensure that the Board’s independence from management is clear in appearance as well as in fact. The Board has indicated its intention to continue the appointment of a Lead Director until such time as the Board determines that the role is no longer necessary to ensure that the Board’s independence is clear, and its intention is to retain the role of the Lead Director until at least the Company’s annual meeting of Shareholders in April 2021 (see “Composition of the Board – Independence” on page 46).

The Board has developed a formal position description for the position of Chairman of the Board which provides that the Chairman of the Board leads the Board in its supervision of the business and affairs of the Company and its oversight of management. The responsibilities of the Chairman include, among other things: (a) managing the affairs of the Board and monitoring its effectiveness; (b) ensuring that all matters of strategic importance are being dealt with at the Board level during the course of the year; (c) facilitating the Board’s and management’s efforts to promote engagement with, and feedback from, Shareholders and other stakeholders; (d) acting as an advisor to, and principal sounding board for, the CEO; (e) communicating to the CEO any matters arising from the Board’s meetings or meetings with Shareholders and other stakeholders that require management’s attentions; and (f) supporting and assisting the Board, the HR&C Committee and the Governance Committee in the evaluation of, and succession planning for, the CEO.

Lead Director

Robert Phillips has been the Lead Director since February 2008. Our Board has indicated its intention to continue the appointment of a Lead Director until such time as it determines that the role is no longer necessary to ensure that the Board’s independence is clear in appearance as well as in fact, and its intention is to retain the role until at least the Company’s annual meeting of Shareholders in April 2021. The Lead Director’s role is to focus on enhancing the effectiveness of the Board and to help ensure that it functions in an independent and cohesive fashion. In addition, the Lead Director participates in setting agendas for Board meetings, chairs meetings of the Governance Committee, acts as a liaison between members of the

Board and management when necessary, and ensures that the Board has the resources necessary to effectively carry out its functions.

The Board has adopted a formal position description for the Lead Director which provides that the Lead Director will facilitate the functioning of the Board independently of management of the Company with the following included as part of the Lead Director’s responsibilities: (a) ensuring the independent Directors meet in-camera in conjunction with regular quarterly meetings of the Board; (b) identifying and addressing any impediments to the Board functioning independently from management of the Company; (c) identifying and addressing any activities that reflect a failure on the part of members of management to understand the independent role of the Board or the boundaries between the responsibilities of the Board and those of management; (d) ensuring that there is a regular evaluation of and assessment of the effectiveness of the Board, and its individual members and Committees; (e) acting as liaison between members of the Board and management when necessary or appropriate; and (f) co-ordinating feedback to the Chairman of the Board.

Governance & Nominating Committee

The Board has established a Governance Committee comprised entirely of independent Directors. The mandate of the Governance Committee is summarized later in this Circular under “Committees of the Board” on page 49. The Board, through the Governance Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and our actual practices continue to serve the best interests of our Shareholders, employees and other stakeholders.

Majority Voting Policy

In February 2011, the Board reviewed and adopted a majority voting policy on the recommendation of the Governance Committee. The majority voting policy was updated and re-approved by the Board, on the recommendation of the Governance Committee, in February 2018 and again in February 2019, and was also reviewed in 2020 and February 2021. Under this policy, a Director who is elected in an uncontested election with more votes withheld than cast in favour of their election will be required to tender their resignation to the Chairman of the Board. If such a Director refuses to tender their resignation, such Director will not be nominated for election the following year. The resignation will be effective when accepted by the Board, and any Director who tenders their resignation may not participate in the deliberations of either the Committee or the Board which relate to such Director’s resignation. This policy does not apply to an election that involves a proxy contest.

The Governance Committee will convene a meeting and will consider the offer of resignation and make its recommendation to the Board on whether the resignation should be accepted. The Governance Committee will generally be expected to recommend to the Board that it accept the resignation, except in exceptional circumstances. The Board expects that resignations will be accepted unless there are exceptional circumstances that warrant a contrary decision. The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the Shareholders’ meeting at which the election occurred, and a copy of the news release will be provided to the TSX and the NYSE. Management will not re-nominate for re-election any Director who fails to comply with this policy.

In addition, subject to the requirements of the Articles and the BCBCA, in the event a majority of the members of the Governance Committee receive a greater number of votes withheld than votes for their election, the other Directors will appoint a Committee consisting only of those other Directors and solely for the purpose of considering the tendered resignations and such Committee will convene a meeting and recommend to the Board whether or not to accept these resignations.

Advance Notice Policy

Pursuant to the advance notice policy adopted by the Board on February 13, 2014 and subsequently incorporated as an amendment to our Articles following approval by Shareholders on April 29, 2014, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on March 22, 2021. No such nominations have been received as of the date of this Circular. If no such nominations are received by the Company prior to such date, management’s nominees for election as Directors set forth above will be the only nominees eligible to stand for election at the Meeting. The advance notice provisions provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors. See our Articles on SEDAR at www.sedar.com and our website at www.westfraser.com for the terms of our advance notice provisions.

Code of Conduct

In 2004, the Board approved a Code of Conduct for the Company and its Directors, officers and employees. The Code of Conduct was most recently amended on February 11, 2021 and has been filed on SEDAR under the Company’s profile. The Code of Conduct sets out expectations for compliance with laws, safety and health, environmental stewardship, discrimination and harassment, conflicts of interest, ethical conduct, fair dealing and other areas.

The Code of Conduct also establishes a “whistleblower” procedure for the reporting of potential breaches of the Code of Conduct. On February 13, 2014, the Board approved amendments to the Code of Conduct which included provisions prohibiting certain insiders who are subject to minimum shareholding requirements from purchasing financial instruments designed to hedge or offset any decrease in the market value of our Shares, Options or units, and, on February 18, 2015, the Board approved amendments to the Code of Conduct, which included additional provisions related to the Company’s commitment to human rights and compliance with anti-bribery laws.

On December 11, 2018, the Board approved further amendments to the Code of Conduct to: (a) provide that the Code of Conduct applies to West Fraser’s contractors, consultants, agents and representatives when acting on behalf of West Fraser; (b) emphasize and expand West Fraser’s commitment to environmental stewardship and supporting the communities in which West Fraser operates; (c) bolster our anti-discrimination and anti-harassment policies in order to ensure a work environment free from discrimination and harassment, in particular sexual harassment; (d) expand the anti-bribery and anti-corruption policy both in terms of persons covered and the activities prohibited; and (e) more clearly articulate provisions relating to substance abuse.

In February 2020, the Board approved additional amendments to the Code of Conduct, to align it with current best practices, to provide protection over confidential personal information and to clarify the Company’s expectations regarding the maintenance of Company records and the participation by employees with internal and external investigations. Also, in February 2021, the Board approved additional amendments to include a third party whistleblower reporting channel.

The Code of Conduct includes an acknowledgement with respect to compliance to be confirmed by each Director and each member of management. All Directors, members of management and substantially all salaried employees periodically confirm compliance with the Code of Conduct and any instances of non-compliance are reported to the Board. In 2020, no waivers of the application of the Code of Conduct were requested of, or granted by, the Board. The full text of the Code of Conduct may be viewed on our website at www.westfraser.com.

Charters

The Board has developed and approved formal charters for each of the Audit, Human Resources & Compensation, Governance & Nominating, and Health, Safety & Environment Committees as well as formal position descriptions for each of the positions of Chairman of the Board, Lead Director and CEO. The charters of these Committees and position descriptions were reviewed and revised by the Board in 2010.

Subsequently, on December 11, 2018, the Board approved amendments to the position descriptions of the Chairman of the Board, Lead Director and CEO. The Chairman of the Board’s general mandate is to ensure the effective and independent conduct of the Board. The Lead Director’s general mandate is to plan and chair meetings of the Governance Committee, and the CEO’s general mandate is to implement the Company’s strategic and operating plans and enhance Shareholder value.

On February 11, 2021, the Governance Committee Charter was reviewed and re-approved by the Board and on April 23, 2019 the Health, Safety & Environment Committee Charter was revised.

The charter for the Audit Committee was reviewed and revised by the Board in 2017 and was again reviewed and updated in February 2020 to, among other things, provide that the Audit Committee would have oversight responsibility over the information technology, cyber security and information systems risks.

On December 10, 2019, the Board reviewed and re-approved the HR&C Committee Charter.

Subsequently, in connection with the Company’s listing of its Shares on the NYSE on February 1, 2021, the Board revised the HR&C Committee Charter on February 11, 2021 to, among other things, address certain requirements of the NYSE. The Company is continuing to review its Committee charters for updates and changes as may be required in connection with the Company’s listing on the NYSE and will continue to monitor and update its Committee charters as necessary to comply with applicable law and current best governance practices.

These materials may be viewed on our website at www.westfraser.com.

Minimum Equity Holding

Under our Equity Holding Requirements Policy, the minimum equity holding requirement for Directors is a number of Shares or DS Units having a value of not less than three times a Director’s total annual base and equity retainers. Based on the current retainer amounts this would total $510,000.

Shares, DS Units, Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) and RS Units held by a Director are eligible to be included in determining whether the minimum equity holding requirement has been met (but Options and PS Units are not eligible). For the purposes of such calculation, Shares, DS Units and Norbord DSUs (in the case of Ms. Lawson and Ms. McMorrow) held by a Director will be valued based on the greater of (1) their original cost or grant date value, and (2) the Closing Price on the date of the information included in the Company’s management information circular for the annual meeting of Shareholders. This policy requires that all Directors meet the minimum equity holding requirement within five years of election or appointment and, if after any annual valuation of a Director’s equity holdings the value of the Director’s holdings fall below the requirement, the Director will have one year to regain compliance.

If a Director exceeds the minimum equity holding requirement, the Director may elect to receive, in lieu of DS Units, all or a designated portion of their annual equity retainer in cash.

For a description of the equity holdings of the Directors see the chart on page 34. The equity holding requirements for senior executives are described under “Executive Compensation Discussion and Analysis – Report on Executive Compensation – Executive Equity Holding Requirements” on page 63.

Director Equity Holdings

(as at February 17, 2021)

Name	Shares	DS Units	Total	Value[1] ($)	Meets Requirement?

Hank Ketcham	395,896	Nil	395,896	35,432,692	Yes
Reid E. Carter	Nil	10,679	10,679	955,771	Yes
Ray Ferris	37,722	Nil	37,722	3,376,119	Yes[2]
John N. Floren	Nil	6,961	6,961	623,010	Yes
Ellis Ketcham Johnson[3]	1,034,670	Nil	1,034,670	92,602,965	Yes
Brian Kenning	1,200	5,161	6,361	569,310	Yes
John K. Ketcham[3]	991,100	8,474	999,574	89,461,873	Yes
Marian Lawson[4]	Nil	1,575[5]	1,575	140,963	No5
Colleen McMorrow[4]	Nil	945[5]	945	84,578	No5
Gerry Miller	8,142	13,917	22,059	1,974,281	Yes
Robert L. Phillips	10,000	16,048	26,048	2,331,296	Yes
Janice G. Rennie	1,000	20,524	21,524	1,926,398	Yes
Gillian Winckler	1,750	5,748	7,498	671,071	Yes
1.

Based on the Closing Price on February 17, 2021 of $89.50. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually in February, which corresponds with the annual anniversary of the adoption of this policy.

2.	Mr. Ferris also held 38,655 PS Units as of February 17, 2021 with a value of $3,459,623 based on the Closing Price on February 17, 2021 of $89.50.
3.	Mr. John Ketcham has decided to retire from the Board. Ms. Johnson has been nominated by management for election to the Board at the Meeting.
4.

Ms. Lawson and Ms. McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition and are permitted to meet the minimum shareholding requirement within five years of their appointment.

5.

DS Units held by Ms. Lawson and Ms. McMorrow are Norbord DSUs, which have been adjusted by the Exchange Ratio and to be paid in Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord RSU Plan and DSU Plans” on page 62.

Mandate of the Board

Our Board has expressly assumed overall responsibility for the stewardship of the Company, including responsibility for: (i) adoption of a strategic planning process and approval of a strategic plan; (ii) identification of the principal risks to our business and implementation of appropriate systems to manage these risks; (iii) succession planning, including appointment, training and monitoring of our senior management; (iv) implementation of a communication policy regarding our disclosure of corporate information; and (v) ensuring the integrity of our internal controls and management information systems including accounting systems.

The Board met 12 times in 2020, five of which were regularly scheduled meetings while the others pertained to the Norbord Acquisition and the listing of the Common shares on the NYSE and matters related thereto, updates on COVID-19 and other matters. Independent Directors also met without management at every Board meeting in 2020. During the regularly scheduled meetings the Board received, reviewed and contributed to management’s strategic planning and operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for our strategic direction.

The Board has, with the advice of management, identified the principal risks to our business and has overseen management’s establishment of systems and procedures to ensure that these risks are monitored. These systems and procedures provide for the effective management of our manufacturing assets, forest resources and financial resources, and compliance with all regulatory obligations. Management prepares and submits annually to the Board a matrix identifying key short-term and long-term risks together with an analysis of each risk and management’s mitigation strategy. In addition, management regularly reports to the Board on key evolving or new focus risks. The annual risk matrix and the focus risks are reviewed by the Board and consideration is given to any changes in circumstances that could either heighten or diminish the nature of a particular risk. The Board understands that our major risks are associated with safety, the environment, access to raw materials and our product end markets.

The Board receives and reviews regular reports on our operations, including reports dealing with safety and environmental issues.

The Board is responsible for the supervision of our senior management to ensure that our operations are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of our planning process, succession planning for senior management positions is regularly reviewed and discussed.

Corporate Disclosure Policy

The Board has, as part of our Governance Policy, approved a Corporate Disclosure Policy, which was updated on June 11, 2018, that is intended to ensure that all material information relating to the Company is communicated appropriately to our Shareholders and the public. The Corporate Disclosure Policy also applies to the dissemination of annual and quarterly reports, news releases and environmental reports. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual meetings of Shareholders, meetings are held from time to time each year between management representatives and various investors, investment analysts, credit rating agencies and financial institutions, all of which are governed by the Corporate Disclosure Policy.

Audit Committee

The Board, through the Audit Committee, is responsible for overseeing our financial reporting and audit process and requiring that management has designed and implemented and maintains an effective system of internal controls and management information systems. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings, in which the Auditor participates, during which the Audit Committee reviews and approves certain of our quarterly reports. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication, other than those related to the fourth quarter and annual results. At regular meetings, the Audit Committee also meets separately and in-camera with the Auditor without management and separately and in-camera with management without the Auditor. The Audit Committee has complete and unrestricted access to the Auditor.

In 2020, the Audit Committee focused on these key areas:

•	reviewing significant accounting and financial reporting issues and assessing the appropriateness of our financial reports;

•	overseeing and assessing the adequacy and effectiveness of our internal control procedures over annual and interim financial reporting;

•	managing our relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor;

•	reviewing with management the adequacy and effectiveness of our systems for monitoring compliance with financial reporting and disclosure laws, including disclosure controls and procedures;

•

oversight of compliance with our Code of Conduct and the process through which complaints are received and dealt with, including confidential and anonymous submissions and those that are of a sensitive or “whistleblower” nature; and

•	identifying and overseeing our principal information technology, cyber security, information security and information technology networks and information systems risks.

In order to provide reasonable assurance that our financial reporting is complete, fairly presented and employs appropriate accounting principles, the Audit Committee reviews the following documents with management and the Auditor and recommends them to the Board for approval:

•	annual and interim financial statements and reports; and

•	the related management’s discussion and analysis of financial performance.

The Audit Committee reviews with management and the Auditor relevant and applicable legal and regulatory developments and the adoption and disclosure of new accounting standards. It also assesses the potential impacts of choosing between accounting alternatives.

As part of its mandate, the Audit Committee is responsible for reviewing any related party transaction in which a Director or a member of senior management has an interest, and making recommendations to the Board. The Audit Committee reviews such transactions in accordance with applicable legislation to ensure they reflect market terms and conditions, are at commercial arm’s length terms, and are in the best interests of the Company. The Audit Committee has the ability to retain independent advisors to provide advice on any proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Board.

Decisions Requiring Prior Approval by the Board

The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to management or to a Committee remains with the full Board. We maintain policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice, require that our annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature involving the Company or any of its subsidiaries must be presented by management for approval by the Board.

Shareholder Feedback and Concerns

The Board and management welcome interaction with our Shareholders and believe that it is important to have direct regular and constructive engagement with our Shareholders to permit open dialogue and the exchange of ideas.

West Fraser communicates with its Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, presentations at investor and industry conferences and other materials prepared in connection with the continuous disclosure requirements of the TSX, NYSE and securities regulatory authorities. In addition, our quarterly earnings call is open to all Shareholders. Our website (at www.westfraser.com) also provides extensive information about the Company and all news releases issued by us are available on the website for viewing.

We maintain a policy of ongoing communication with investors and with representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with disclosure requirements.

Inquiries by Shareholders are directed to, and dealt with by, members of senior management. Shareholders and potential investors are encouraged to communicate on any issues, including those relating to executive and Director compensation, directly with members of our senior management. All communications are subject to our Corporate Disclosure Policy. Shareholders may communicate their views to senior management by contacting our main investor contact as set out below:

West Fraser Timber Co. Ltd.

501-858 Beatty Street

Vancouver, British Columbia

V6B 1C1

Attention: Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development

Email: shareholder@westfraser.com

Our Board values regular and constructive engagement with Shareholders and encourages Shareholders to express their views on governance matters directly to the Board. Questions regarding our governance practices can be sent to the Chairman as set out below:

West Fraser Timber Co. Ltd.

501-858 Beatty Street

Vancouver, British Columbia

V6B 1C1

Attention: Chairman of the Board

Expectations of Management

The Board has determined its expectations of management, which include provision of information and implementation of processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which our performance may be measured, and the provision of information and data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, at each Board meeting the Board receives operational updates on each of our business units. These updates compare actual performance to our annual plan and historical results and include a discussion of all significant variances.

As part of the monitoring process, the CEO submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board’s comments. At the end of the year, a report is submitted to the Board by the CEO that sets out achievements relative to the original goals and expectations. Both the Board and the CEO expect that the level of those achievements will be taken into account when establishing the CEO’s compensation for the following year.

Composition of the Board

Independence

We are required to assess and disclose which of our Directors are, or are not, “independent” of management as that term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”). We also assess the independence of our directors under the applicable rules of the NYSE. Eleven of our twelve current Directors are independent as is Ellis Johnson who is a new director candidate, while Ray Ferris is considered not independent. Below is a summary of the basis of our determinations in respect of all current and proposed Directors:

Name	Determination and Basis
Hank Ketcham	Independent (see commentary below)
Reid E. Carter	Independent
Ray Ferris	Non-independent Basis for Determination: Currently our President and CEO
John N. Floren	Independent
Ellis Ketcham Johnson	Independent (see commentary below)
Brian G. Kenning	Independent
John K. Ketcham	Independent (see commentary below)
Marian Lawson	Independent
Colleen McMorrow	Independent
Gerry Miller	Independent (see commentary below)
Robert L. Phillips	Independent
Janice G. Rennie	Independent
Gillian D. Winckler	Independent

Where an individual is, or has been within the last three years, an employee or executive officer of an issuer, NI 52-110 provides that such individual is deemed to have a material relationship with the issuer and thus would be considered non-independent of the issuer.

Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chairman of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chairman of the Board. Hank Ketcham retired from his role as our Executive Chairman effective April 19, 2016 and assumed the position of Chairman of the Board. As of March 2, 2021, more than four years has elapsed since Hank Ketcham served in any executive capacity with the Company. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting, advisory or other contractual arrangements with the Company outside of his role as the non-executive Chairman and a member of the Board.

Having regard to Hank Ketcham’s past relationships with the Company and considering his current relationships with management and the Company and the passage of time and other factors, the Board determined that there are no “material relationships” (within the meaning of NI 52-110) which could, in the view of the Board, be reasonably expected to interfere with Hank Ketcham’s exercise of independent judgment. The Board also considered the issue of the Chairman’s relationship with management in the context of the need to ensure the Board’s independence from management and determined that the Chairman is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chairman is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities, Principal Shareholders and Normal Course Issuer Bid” on page 35. The Board also considers that these relationships assure that the interests of the Chairman are closely aligned with Shareholder interests. The Board also established the position of Lead Director to ensure that the Board’s independence from management is clear in appearance as well as in fact and has indicated its intention to continue the appointment of a Lead Director until such time as it determines that the role is no longer necessary to ensure that the Board’s independence is clear, and its intention is to retain the role of the Lead Director until at least the Company’s annual meeting of Shareholders in April 2021.

Gerry Miller retired as an employee and senior officer of the Company on July 31, 2011. As the third anniversary of his retirement has passed, he may be considered independent if the Board determines that he is otherwise sufficiently independent of management. The Board has considered Mr. Miller’s prior employment with the Company, and the Board has determined that, given the passage of time and other factors including Mr. Miller’s active participation as a Director since 2012 and his experience as a director of another Canadian public company, Mr. Miller is sufficiently independent of our management.

John Ketcham has decided to retire from the Board and Ellis Ketcham Johnson has been nominated by management for election to the Board at the Meeting. Ellis Ketcham Johnson is a cousin of Hank Ketcham, the Company’s current Chairman and former member of our management. The Board has considered this relationship and interest, including the shareholding interests of Ellis Ketcham Johnson and those of Hank Ketcham and the fact that neither Ellis Ketcham Johnson nor Hank Ketcham are executives or employees of the Company and do not have any other material financial, familial or other relationship with the Company or its executives, and has determined that Ellis Ketcham Johnson is sufficiently independent of our management and has interests aligned with Shareholders to the extent that such independence qualifies her to be a member of the Board and make a valuable contribution in that role.

The Governance Committee is currently comprised of Robert Phillips (chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie, all of whom are independent Directors. The Governance Committee was reconstituted to its current membership effective June 23, 2020. Prior to its reconstitution, the Governance Committee was comprised of all independent Directors, excluding Hank Ketcham, our Chairman, and Ray Ferris, our President and CEO. The Governance Committee meets without any members of management present as part of each regularly scheduled meeting of the Board. There were seven such meetings during 2020.

Diversity – Board and Executive Officers

The Company is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. The Company’s objectives, as outlined in its Human Rights, Discrimination & Harassment Policy that is part of our Code of Conduct and its employment practices, include providing an equal opportunity for employment and advancement and a work environment that is free of discrimination and harassment, including based on gender, race, ethnicity, disability or sexual orientation. The Company believes that supporting a diverse and inclusive workplace is a business imperative that helps the Company and its Board attract and retain the brightest and most talented individuals.

In connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board. As a result, four out of 11 of the independent Directors (36%) are women. If all of management’s nominees are elected, five of the twelve Directors (42%) will be women. The Company and its major subsidiaries have in the aggregate six senior executive officers, including one senior executive who is a woman. Although, the Company has not adopted any formal targets regarding women or other diverse candidates in Director and executive positions, we do consider diversity when considering Director candidates and making employee hiring or advancement decisions. In 2019, we adopted the Board Diversity Policy (described below). The Company firmly believes that all of its stakeholders benefit from the broader exchange of perspectives and balance brought by diversity of background, thought and experience. The Company’s commitment to inclusion and diversity is demonstrated through several facets, including initiatives such as diversity and inclusion training, the consideration of diversity in employee development and advancement decisions, and workshops for identified diverse successors.

The Company does consider diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account diversity along with a broad variety of factors the Company considers appropriate. The Company also encourages female and minority candidates to apply for vacant positions, and the Company is an equal opportunity employer.

The Company’s objectives in advancing or recruiting new candidates is to attract, employ and retain engaged, talented and high-performing individuals who bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise. It is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to the Company.

Board Diversity Policy

The Company recognizes the benefits of inclusion and diversity in its broadest sense and considers inclusion and diversity at the Board level to be an essential element of Board effectiveness. The Company views inclusion and diversity on the Board as leading to a better understanding of opportunities, issues and risks; enabling stronger decision-making; and ultimately improving our performance and ability to provide strategic oversight and maximize Shareholder value. In furtherance of this goal, in February 2019, the Board adopted a formal, written policy relating to Board diversity, including gender diversity (the “Board Diversity Policy”). The purpose of the Board Diversity Policy is to promote an environment within the Company which will attract and advance those Director candidates with the widest range of knowledge, skills and experience. While all Director appointments are based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Governance Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, race, ethnicity, age and geography to ensure that the Board has a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspectives on the Board.

While the Board does not support fixed percentages or quotas for achieving diversity, in recruiting candidates for nomination, the Board and the Governance Committee consider a variety of factors including decision-making ability, skill, geography, experience with businesses of a comparable size, diversity of backgrounds and perspectives, gender, race, ethnicity, age, the interplay of a candidate’s skills and experience with the skills and experience of other Board members, and the extent to which a candidate would be a desirable addition to the Board.

The Governance Committee may from time to time consider adopting measurable objectives for achieving diversity on the Board, including gender and minority diversity, and recommend such objectives to the Board for adoption.

The Board Diversity Policy requires the Governance Committee to review and monitor the implementation of the policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. The Board currently has four female Directors. A copy of the Board Diversity Policy is available on the Company’s website at www.westfraser.com.

In addition to the Board Diversity Policy, the charter of the Governance Committee provides that the Governance Committee will review and make recommendations to the Board on the composition of the Board in order to ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds, with a view to facilitating effective decision-making. Similarly, in the process of identifying candidates for executive officer appointments, the Company considers whether our senior executive group consists of persons with sufficiently diverse and independent backgrounds.

Serving on Other Boards

Each of Robert Phillips, Janice Rennie, Colleen McMorrow and Gillian Winckler is an active corporate director serving on several corporate boards. The Board and the Governance Committee have reviewed each of their board memberships and determined that they have devoted, and are expected to continue to devote, the required time and attention to discharge their duties as members of our Board. Ms. McMorrow has been a director of Norbord since May 6, 2020 and has an understanding of Norbord’s business and the industries in which it operates. Mr. Phillips, Ms. Rennie and Ms. Winckler have each demonstrated a strong understanding of West Fraser’s business, have been and are well prepared for all Board and Committee proceedings, and make consistent and valuable contributions to those proceedings. In 2020, Mr. Phillips, Ms. Rennie and Ms. Winckler maintained a 100% attendance record at Board and Committee meetings. They also made themselves available to meet with management and fellow Directors and attend tours of the Company’s facilities on an ad hoc basis whenever required to do so.

The disclosure under “Information regarding Nominees for Election as Directors” beginning on page 20 lists the other public company directorships held by our Directors. West Fraser does not limit the number of outside directorships. The Governance Committee discusses our Director expectations with potential candidates to ensure the candidates understand the time commitments and expectations before agreeing to be nominated as a Director of the Company.

Both Mr. Floren and Ms. Rennie are directors of both West Fraser and Methanex Corporation. The Board has considered these common directorships and has determined that they should not impair the ability of these individuals to exercise independent judgment as members of the Board.

Committees of the Board

The Board has concluded that Committees should be kept to a minimum so that all members of the Board are able to participate in discussions on significant issues. Matters that are outside of management’s authority are reported to and approved by the Board.

Committees may engage outside advisors at the expense of the Company. Under the Governance Policy an individual Director may, with the approval of the Board, retain an outside advisor at the Company’s expense.

The Board has appointed the following four Committees, each of which is comprised entirely of Directors who are not members of our management: Audit Committee; HR&C Committee; Health, Safety & Environment Committee; and Governance Committee.

In order to facilitate open and candid discussion, in-camera sessions are held at every Committee meeting without management present. It is also the practice of each Committee to meet in-camera during each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes, succession planning, executive assessments, organizational changes, and strategy.

Each Committee chair helps ensure that their Committee governs itself independently of management and discharges its mandate in accordance with the Committee’s charter. The chair also sets the agenda for their Committee meetings in consultation with other members of the Committee, the Board and senior management, as needed.

Audit Committee

Chair:                    Reid E. Carter

Other Members:   Janice G. Rennie

Gerry Miller

Gillian D. Winckler

Colleen McMorrow

The full text of the Audit Committee Charter, which forms part of our Annual Information Form which is included in our Annual Report, is available for viewing on our website at www.westfraser.com. The Audit Committee Charter was last reviewed and revised by the Board on February 11, 2020. The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to the approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed by management representatives and the Audit Committee as they arise. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication other than those related to our fourth quarter and annual results. The Audit Committee has direct access to the Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.

Under NI 52-110, the Audit Committee must be comprised of independent directors. An “independent director” is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific familial or commercial relationships. Each member of our Audit Committee is considered “independent” and, in addition, “financially literate” as such terms are used in NI 52-110.

Additional disclosure concerning the Audit Committee is contained in our Annual Information Form, which is included in our Annual Report, under the heading “Audit Committee”.

Human Resources & Compensation Committee

Chair:                    Brian G. Kenning

Other Members:   John N. Floren

Robert L. Phillips

Janice G. Rennie

Marian Lawson

The HR&C Committee consists of at least three members who must be independent directors. The independence of each Director on the HR&C Committee is determined in accordance with the applicable securities laws and in accordance with the applicable rules of the NYSE.

The HR&C Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of our executive management and the remuneration of each Director, and has the authority to grant Options to officers and employees under our Stock Option Plan, although in practice the Board gives final approval of all Option grants. The HR&C Committee reviews the remuneration of Directors and executive management each year. The HR&C Committee oversees succession planning of our executive management and reviews and makes recommendation to the Board on proposed executive management appointments. Under its mandate, the HR&C Committee is authorized to retain or obtain the advice of independent compensation consultants, legal counsel and other advisors.

In December 2019, the HR&C Committee reviewed the HR&C Committee Charter and made recommendations to update it in accordance with best practices and to, among other things, supplement the HR&C Committee’s responsibilities to oversee the Director remuneration every two years and CEO emergency succession planning. These recommendations were approved by the Board on December 10, 2019. In connection with the listing of the Common shares on the NYSE on February 1, 2021, the Company revised the HR&C Committee Charter on February 11, 2021 to address certain NYSE requirements. The HR&C Committee Charter may be viewed on our website at www.westfraser.com.

Health, Safety & Environment Committee

Chair:                    John N. Floren

Other Members:   Gerry Miller

Gillian D. Winckler

Colleen McMorrow

Marian Lawson

The Health, Safety & Environment Committee is responsible for monitoring our health, safety and environmental performance. The Health, Safety & Environment Committee conducts an ongoing review of our health, safety and environment-related policies and performance, including compliance with applicable laws and regulations. The Health, Safety & Environment Committee also reviews the suitability and effectiveness of safety and environment management systems and the environment sustainability certification programs to which we subscribe. The Health, Safety & Environment Committee Charter was reviewed and revised by the Board on April 23, 2019. The Charter of the Health, Safety & Environment Committee may be viewed on our website at www.westfraser.com. Additional information about our environmental, social and governance policies and practices can be found on the “Responsibility” section of our website and in our Responsibility Report on our website, as well as in our Annual Information Form which is part of our Annual Report that can be found on our website and also under the Company’s profiles on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

Governance & Nominating Committee

Chair:                    Robert L. Phillips

Other Members:   Reid E. Carter

John N. Floren

Brian G. Kenning

Janice G. Rennie

The Governance Committee is comprised of Directors, each of whom is “independent” of management as that term is used in NI 52-110, and, in addition, our Chairman will not serve on the Governance Committee for so long as we continue with the appointment of a Lead Director. The Governance Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, and monitors developments in corporate governance. In addition, the Governance Committee is responsible for establishing criteria and procedures for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending to the Board nominees to stand for election as Directors. The Governance Committee Charter was last reviewed and revised by the Board on February 11, 2021. The Governance Committee Charter may be viewed on our website at www.westfraser.com.

Orientation Program and Continuing Education

New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board, and its strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss our business, receive historical and current operating and financial information and are encouraged to tour our facilities.

We regularly provide and organize continuing education programs for all Directors. Our continuing education programs include regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the Director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics. Committee chairs may also coordinate education sessions on specific topics for their Committee members.

Board proceedings also include regular review of risk factors including detailed reviews of focus risks and periodic presentations by management and outside industry experts on important and evolving issues. Directors also visit and tour certain of our facilities on a regular basis which contributes to a more complete understanding of our business. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions.

Each of our Directors has had, or currently has, executive or board of director responsibilities and there is a regular sharing of those experiences which assists our Board in identifying and adopting, on a continuing basis, best corporate governance practices.

We also encourage individual Directors to participate in outside professional development programs. We pay for these expenses as long as the Chairman of the Board and the Chair of the Governance Committee approve the program in advance. They are also provided with corporate subscriptions to certain relevant industry publications. Some of our Directors are members of the Institute of Corporate Directors (ICD) which provides continuing education for directors through publications, seminars and conferences.

Individual Directors attended and, in some cases, were participants or presenters at, third-party conferences, seminars, webinars and presentations on a broad range of topics in 2018, 2019 and 2020, including the following:

Topic	Presented By
2020 Year-End Executive Compensation	Willis Towers Watson
Accounting and Regulatory Updates	E&Y - Canadian Directors Network
Accounting for Cryptocurrencies under IFRS	CPA Canada

Topic	Presented By
Accounting Standards Implementation (IFRS 9, 15, 16)	E&Y - Canadian Directors Network
AcSB Domestic Standards Update for Part II and Part III	CPA Canada
AcSB Framework for Reporting Performance Measures	CPA Canada
Asia Pacific Board Intelligence	ICD Webinar
Audit Quality Symposium	CPAB
Blockchain Disruption	NACD
Board Culture and Maximizing Board Effectiveness	Institute of Corporate Directors (“ICD”)
Board Oversight of Corporate Culture	E&Y - Canadian Directors Network
Board Oversight of Strategic Issues	ICD
Board Risk Oversight	Global Risk Institute
Bringing Artificial Intelligence to the Financial Audit	CPA Canada
Canada Planning Across the Enterprise	CPA Canada
Canadian Public Company Financial Reporting Update	CPA Canada
Challenges for the Board and Audit Committee	Deloitte
Chairing the Board	ICD Video Learning Series
Climate Change: Implications for Corporate Oversight	CPA Canada
Company Reporting Update	CPA Canada
CPAB Audit Committee Forum	CPAB
Current Issues in Canadian Corporate Governance	ICD
Cyber Security	EPCOR
Cyber Security	ICD Forum
Cyber Security	KPMG/NACD Webinar
Cyber-Security	Michael Doucet (former head of CSIS)
Data Analytics	Andrew Bentley SAS
Developments in the Evolution of ESG	ICD
Digital Disruption and Board Oversight of Big Data	E&Y - Canadian Directors Network
Disruption and the Board	E&Y - Canadian Directors Network Meeting
Disruption Part 1	ICD Forum
Disruption Part 2	ICD Forum
Economic and Geopolitical Outlook 2020 and Beyond and Shifting Stakeholder Power Dynamics	E&Y - Canadian Directors Network
Economic Outlook	KPMG Webinar
Emerging Ethical Challenges for CPAs	CPABC
ESG Framework for Financial Institutions	KPMG
ESG Investment Themes – The Perspective of the Institutional Investor	CN
Executive Compensation Trends	ICD and Hugesson
Fraud Prevention for Professionals	CPA Canada
Government Relations and Political Advocacy	E&Y - Canadian Directors Network Meeting
Governance of Artificial Intelligence	ICD
Identifying and Assessing Risks of Material Misstatement	CPA Canada

Topic	Presented By
Insider Threats – Challenges and Evolving Strategies	KPMG
Introduction to Anti-Money Laundering	CPA Canada
Just for Chairs	Ozone Advisory Group
Legal Responsibilities of Officers and Directors	CPA Canada
Lessons Learned from Board Missteps	E&Y - Canadian Directors Network
National Corporate Governance Conference	ICD
Next Level of Governance for the New Normal	ICD
Public Company Audit Update	CPABC
Responding to COVID-19: Insights for Audit Committees	CPA Canada
Responding to COVID-19: Insights for Audit Committees	Deloitte
SEC Registration and Rules (in house counsel)	Legal Briefing
Shifting Ground – The Collision of Business and Government Policy	ICD
Technology, Investors and the Evolving Financial Information Landscape	CPA Canada
The CEO’s New Technology Agenda	McKinsey
The Changing Role of CEOs and Corporations in Society	ICD
The Future of Governance in Canada	ICD/TMX Committee
The Future of Work	ECD Global Directors Dialogue
Towers Watson Proxy	Season Webinar
U.S. Election: What does it mean for Canada?	E&Y - Canadian Directors Network
Workforce Planning	Ted Talk

A key part of each regularly scheduled Board meeting is a business overview provided by the CEO. This overview includes an operational and financial review but also provides perspectives on growth strategies, human resources, political, legal and regulatory issues and material changes in our risk environment. These discussions help our Directors to understand the full scope of our underlying business environment when making decisions that affect our future.

Performance Reviews

The Governance Committee regularly and, not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted both by way of a formal questionnaire and report and by informal interviews and discussions led by the Chairman or the Lead Director. The Board performance review also includes a “peer” or individual Director review process. To date no problems with respect to performance of the Board, any Committee or any individual Director has been identified.

Meeting Attendance Record

In 2020, the attendance record for Board and Committee meetings was 99%. The following chart sets out meeting attendance records of each of the current Directors during 2020, including each Committee of which the Director is currently a member. When reviewing the below, note that each of Ms. Lawson and Ms. McMorrow joined the Board on February 1, 2021.

Committees
Director	Board Meetings	Audit		Human Resources & Compensation		Health, Safety & Environment		Governance & Nominating[1]
H.H. Ketcham	12 of 12	Nil		Nil		Nil		Nil
R.E. Carter	12 of 12	4 of 4		Nil		Nil		6 of 7
R.W. Ferris	12 of 12	Nil		Nil		Nil		Nil
J.N. Floren	12 of 12	Nil		4 of 4		2 of 2		7 of 7
B.G. Kenning	12 of 12	Nil		4 of 4		Nil		7 of 7
J.K. Ketcham	12 of 12	Nil		Nil		2 of 2		4 of 4
M. Lawson	-	-	-	-	-	-	-	-
C. McMorrow	-	-	-	-	-	-	-	-
G.J. Miller	12 of 12	4 of 4		Nil		2 of 2		4 of 4
R.L. Phillips	12 of 12	Nil		4 of 4		Nil		7 of 7
J.G. Rennie	12 of 12	4 of 4		4 of 4		Nil		7 of 7
G.D. Winckler	12 of 12	4 of 4		Nil		2 of 2		4 of 4

1.

The Governance Committee was reconstituted effective June 23, 2020 to its current membership of Robert Phillips (chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie. The meeting attendance record reflects the meetings attended by those members for the period of time during which they were members of the Governance Committee.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

Human Resources & Compensation Committee Responsibility

The HR&C Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant Options to officers and employees under the Stock Option Plan, although in practice the Board provides final approval of all compensation matters for Directors and executive officers, including Option grants. In making its determinations, the HR&C Committee has access to comparative data and, if considered appropriate, receives advice from selected independent consultants.

The HR&C Committee is also responsible for reviewing and recommending to the Board the approval of our compensation and benefits (including retirement and pension) philosophy and policies and any incentive-compensation plans and equity-based plans and assessing on an ongoing basis whether such compensation and benefits policies are consistent with the sustainable achievement of our business objectives, the prudent management of our operations and risks, and the promotion of adherence to our Code of Conduct, its policies concerning safety and environmental stewardship and other material policies, procedures and controls. In reviewing such policies, the HR&C Committee may consider the recruitment, development, promotion, retention and compensation of executive management and other employees and any other factors that it deems appropriate.

The HR&C Committee also ensures that such compensation and benefit policies do not encourage unwarranted risk taking and undertakes annual risk assessments of these policies either through regular independent or internal reviews of material compensation-related risks. When it reviews and recommends compensation for the CEO and executive management, the HR&C Committee assesses the appropriateness of compensation relative to business risks undertaken by considering, among other things, adherence to our Code of Conduct and other material policies, procedures and controls, as well as any other factors it considers appropriate.

The HR&C Committee is also responsible for overseeing the financial position, governance, administration and compliance with statutory and regulatory requirements of the Company’s pension plans and reporting to the Board annually on these plans. The HR&C Committee also oversees talent development and succession planning for our executive management and annually reports to the Board on such planning.

Composition of the Human Resources & Compensation Committee

The HR&C Committee currently consists of five independent Directors each of whom has held senior executive roles which have included involvement in executive compensation issues. The HR&C Committee met four times in 2020 to review matters relating to the compensation of executive officers. In addition to meetings, members of the HR&C Committee regularly receive reports and advice from independent consultants and members of executive management on executive compensation issues. None of the members of the HR&C Committee is indebted to the Company.

See also “Our Corporate Governance Policies and Procedures – Committees of the Board – Human Resources & Compensation Committee” on page 50.

Report on Executive Compensation

The policy of the HR&C Committee and the Board with respect to executive compensation is to provide compensation to each executive officer in the form of a base salary, employment benefits, performance-related bonus, equity-based long-term incentives and post-retirement pension benefits in order to attract and retain a highly-motivated, cohesive and results-oriented management team. Total compensation for each executive officer (inclusive of long-term incentives and post retirement pension benefits) is designed to be competitive with that provided by comparable companies in Canada to executive officers in similar positions as well as to align the interests of executive officers with those of our Shareholders and not encourage excessive risk taking. Each of the components of total compensation is established based on the following criteria:

Base Salary	–	to be below the median base salaries for comparable positions
Annual Incentive Bonus	–	based on our financial performance above a minimum return on shareholders’ equity, and targeted to be below the median for comparable positions
Long-Term Incentive	–	to be above the median on long-term incentives for comparable positions

Overall, the total compensation package (including long-term incentives and post retirement pension benefits) is designed to compensate executive officers for above-average, long-term, sustainable financial results, and is designed to be competitive at the 50th percentile for overall compensation for comparable positions.

In order to establish compensation for executive officers other than the CEO, the HR&C Committee receives recommendations with supporting documentation, including data on comparable compensation levels, from the CEO. The HR&C Committee considers the recommendations and comparative data and makes its recommendation to the Board. In respect of compensation for the CEO, the HR&C Committee bases its recommendation to the Board on its review of comparable compensation data for chief executive officer positions. In 2018, as part of its review the HR&C Committee considered a survey and report prepared by Willis Towers Watson (“Towers Watson”), a professional services firm, of our executive compensation program relative to those of different peer groups, which included a review of the compensation for the CEO and our other executive officers and comparable compensation data for chief executive officer and other executive officer positions of those peers. In 2021, the HR&C Committee updated its review and considered an updated survey and report prepared by Towers Watson of our executive compensation program relative to those of different peer groups.

In determining the comparability of similar positions in other companies the HR&C Committee considers responsibility levels as well as industry similarity, annual revenues and cash flows, total assets, market capitalization and number of employees of the selected companies. For positions where compensation data is not comparable, internal guidelines and data are used.

The Company uses, and periodically participates in, broad-based compensation surveys prepared by independent consulting firms. As well, from time to time the Company and the HR&C Committee may obtain specific benchmarking data prepared by independent consulting firms. This information, along with Company-specific data, is considered when establishing compensation for executive officers.

In connection with the updated survey and report prepared in 2021 by Towers Watson of our executive compensation program relative to those of different peer groups and on the recommendation of Towers Watson, the peer group for the compensation benchmarking study was updated in 2021 and is currently comprised of the below publicly-traded, Canadian and U.S. companies. Prior to the adoption of the updated peer group, the compensation peer group was based on the peer group in the 2018 survey and report and recommendation of Towers Watson.

Paper and Forest Products	Capital-Intensive

Resolute Forest Products Inc.	Finning International Inc.
Canfor Corporation	Gibson Energy Inc.
Cascades, Inc.	Keyera Corp.
Louisiana-Pacific Corporation	Methanex Corporation
Domtar Corporation	Parkland Corporation
Boise Cascade Company	WSP Global Inc.
Kinross Gold Corporation
Masco Corporation

Base Salaries

The HR&C Committee reviews executive management base salaries periodically and considers annual adjustments to be effective in October of each year. The most recent review of base salaries was conducted in September 2020.

In determining its September 2020 recommendation for the base salary of each executive officer, the HR&C Committee considered the comparative data for the peer group.

Annual Incentive Bonus Plan

The annual incentive bonus plan (the “Bonus Plan”) covers our CEO and our Vice-Presidents. The Bonus Plan is the variable compensation component of total executive compensation designed to compensate these officers annually based on the achievement of our objective annual financial return targets.

The annual bonus is calculated as a percentage of current base salary, with the percentage earned based on the adjusted net income (adjusted to exclude equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) divided by average Shareholders’ equity (“ROSE”). If the ROSE for the year is below 5% for the applicable year, no bonuses are payable under the Bonus Plan. At the 5% ROSE level, bonuses for the Vice-Presidents are earned at 17.5% of base salary. The bonus percentage increases as the ROSE increases and the bonus percentage earned will reach 100% of base salary at a 15% ROSE level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 125% of the bonus percentage for other officers covered by the Bonus Plan for bonuses earned in 2020 and prior years, and will be 150% for 2021.

The Board may, in its discretion, also consider other issues, including safety and environmental performance, when determining the amount, if any, of bonuses earned under the Bonus Plan that will be paid.

In 2020, on an adjusted basis (adjusted by excluding equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) our earnings were $794 million which resulted in an annual ROSE of 29% for 2020. This exceeded the bonus threshold and annual incentive bonuses of 100% of the base salary were awarded to the qualifying senior executives in accordance with the Bonus Plan (with the bonus percentage for the CEO equal to 125% of such bonus percentage) and were paid in 2021. In 2019, the annual ROSE was -5.6% which did not exceed the bonus threshold under the Bonus Plan and therefore no annual incentives bonuses were awarded for 2019. In 2018 the annual ROSE was 28% which exceeded the bonus threshold and annual incentive bonuses of a maximum of 100% of base salary were awarded to each of the qualifying senior executives in accordance with the Bonus Plan (with the bonus percentage for the CEO equal to 125% of such bonus percentage) and were paid in 2019. See also “Clawback Policy” on page 62 which applies to the Bonus Plan.

Long-Term Incentive Component

The long-term incentive component of compensation is comprised of Options and phantom share units (which are either RS Units or PS Units) that are intended to directly align the long-term interests of our senior management with those of our Shareholders. The proportion of Options and phantom share units included in a long-term incentive grant will vary from time to time at the discretion of the Board. In 2019, the Board, on the recommendation of the HR&C Committee, changed the mix of the long-term incentive components of executive compensation to eliminate grants of RS Units and grant in their place additional PS Units in order to increase the award of performance-conditioned equity incentive components of executive compensation. As a result, approximately 50% of the value of the long-term incentives granted in 2020 and 2019 to executive officers (which consisted of only Options and PS Units) are performance-conditioned.

Stock Option Plan

The Board established the Stock Option Plan on February 24, 1994 as a means of recognizing contributions to the Company made by Directors, officers and employees and to provide a long-term incentive for their continuing relationship with the Company and its subsidiaries. Directors ceased to participate under the Stock Option Plan in 2004. The Stock Option Plan has been amended from time to time (most recently in February of 2021) to increase the number of Common shares that may be issued in respect of Options granted under it, to impose certain limits on the number of Options that may be issued to our insiders, to establish certain restrictions on amendments to the Stock Option Plan without Shareholder approval, to provide for certain automatic extensions for Options expiring during or within five business days of a blackout period under the Company’s Securities Trading Policy, and to address certain incidental housekeeping changes.

In addition, the Company has adopted Replacement Option Plans in connection with the Norbord Acquisition, pursuant to which the Company has issued Replacement Options. The Replacement Options carry substantially the same terms as the original Norbord Options, except that they are exercisable into Common shares and have been adjusted in accordance with the Exchange Ratio. The Replacement Option

Plans exist solely to grant and administer the Replacement Options and did not require Shareholder approval under the policies of the TSX as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. See also “Option Grants” on page 69.

Outstanding and Authorized Options

Year	Outstanding	Weighted Average Price	Remaining Authorized	Total	% of Outstanding Common Shares and Class B Shares

2021[1]	2,313,977[2]	$56.10	1,010,961[3]	3,324,938	2.7

2020[1]	1,368,398	$53.29	178,791	1,547,189	2.3

2019[1]	1,351,253	$40.03	334,900	1,686,153	2.4
1.	As at February 17, 2021, February 14, 2020, February 15, 2019, respectively.
2.

In connection with the Norbord Acquisition, the Company has issued 887,961 Replacement Options to the former holders of Norbord Options. No Replacement Options were exercised from the close of the transaction to February 17, 2021. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition. No new Options may be granted under the Replacement Option Plans and they will be terminated when all Replacement Options are exercised or expire.

3.

At the special meeting of Shareholders held on January 19, 2021, the Shareholders approved an increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.

Annual Burn Rate

The following table summarizes the burn rate during the last three fiscal years. Burn rate is defined as the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

	Options Granted in Year	Dilution[1]	Burn Rate[2]	Weighted average number of securities outstanding
2020	157,685	0.2%	0.2%	68,671,747
2019	151,530	0.2%	0.2%	68,882,315
2018	112,715	0.1%	0.2%	74,451,215
1.	Number of Options granted in a fiscal year, minus expired options, divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.
2.	Number of Options outstanding divided by weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

Since the introduction in 2003 of the right of a holder to surrender an Option for a cash payment (the “Cash Value Alternative”) under the Stock Option Plan, as at February 17, 2021, 161,535 Options have been exercised for Common shares, resulting in a 0.1% dilution to Shareholders (as adjusted to reflect the Stock Dividend). During the financial year ended December 31, 2020, 1,000 Options were exercised for Common shares. See “Option Grants” on page 69. Of the 2,313,982 outstanding Options, 1,527,329 are exercisable and, of the outstanding Options, 1,430,503 Options were held by insiders representing 1.2% of the total number of issued and outstanding Common shares and Class B Shares, in each case as of February 17, 2021.

A total of 157,685 Options were granted to officers or employees in 2020 and a total of 171,545 Options were granted to officers or employees in February 2021, representing 0.2% of the total number of issued and outstanding Common shares and Class B Shares as at the end of 2019 and 2020, respectively.

Our Board has adopted a policy to manage the Stock Option Plan with a goal of limiting the potential dilution of outstanding and remaining authorized Options to 10% or less of the number of our outstanding Shares. The aggregate potential dilution of all issued and authorized Options under our Stock Option Plan was 2.7% at February 17, 2021.

Phantom Share Unit Plan

In 2010, the Board approved the Phantom Share Unit Plan which is intended to supplement, in whole or in part, the granting of Options as long-term incentives for officers and employees. This plan provides contingent future compensation based on Common share price performance, but is payable only in cash and represents no potential for Shareholder dilution. The HR&C Committee and the Board believe that this plan, combined with other components of compensation, provides a broader range of alternatives in developing retention and performance incentives for officers and employees that more directly align their interests with those of current and future Shareholders.

The plan permits the Board to grant, as it determines appropriate, two types of units, RS Units and PS Units, which vest on the third anniversary of the grant date. A vested RS Unit must be redeemed by us by payment to the holder of an amount equal to the volume weighted average trading price of a Common share over the 20 trading days immediately preceding its vesting date (the “vesting date value”). A vested PS Unit must be redeemed by us by payment to the holder of an amount, determined by the Board, that is equal to or between nil and twice its vesting date value based on two performance criteria measuring our performance relative to the performance of a peer group of companies over the three-year performance period. At the end of such period, in order to determine the amount to be paid on vested PS Units the Company’s performance is measured by reference to (i) the Company’s total cumulative Shareholder return (the “TSR”) relative to the TSR of the peer group, and (ii) the Company’s annual return on capital employed relative to the return on capital of the peer group over the three-year period. The amount paid, if any, on such PS Units is based on an equal weighting of these two performance measurements, although if the return on capital employed is negative for the period the weighting for that factor is capped at one-half its potential maximum, regardless of relative performance. The peer group used for the purposes of the Phantom Share Unit Plan currently consists of Canfor Corporation, Interfor Corporation, Western Forest Products Inc. and Weyerhaeuser Company, all of which are North American publicly-traded forest products companies. On the recommendation of the HR&C Committee, this peer group may be reviewed and changed by the Board, from time to time, as it deems appropriate. The Board also has discretion to vary the payout calculation as it considers appropriate to take into account factors which may have a significant or extraordinary effect on relative performance.

Officers and employees granted phantom share units under the Phantom Share Unit Plan are also entitled to additional phantom share units to reflect cash dividends paid on Common shares from the applicable grant date until payout. The final amount to be paid, in cash, to each officer or employee on RS Units and PS Units is based on the type and number of vested phantom share units she or he holds multiplied by the applicable payout value. Other than officers or employees who retire, become totally disabled or die, phantom share units will be automatically cancelled, without payout, on termination of employment or resignation. In the event of retirement, total disability or death of a holder of RS Units or PS Units granted after 2012, the number of phantom share units held will be reduced based on the proportion of the three-year period that the holder was not an officer or employee.

In February 2018, the Board granted phantom share units under the Phantom Share Unit Plan to officers and employees and, in the case of executive officers, the proportion of the grants for each of the RS Units and the PS Units to executive officers were equal. In 2019, the Board granted phantom share units under the Phantom Share Unit Plan to officers and employees and, in the case of executive officers, granted only PS Units and no RS Units. In 2020, the Board granted only PS Units under the Phantom Share Unit Plan to officers and employees, and no RS Units were granted to executive officers or employees in 2020. The change in the mix of phantom share units granted in 2019 and 2020 was made to increase the award of performance-conditioned long-term incentives granted to executive officers and employees and reduce the award of time-conditioned incentives. As a result approximately 50% of the value of the long-term incentives granted in 2019 to executive officers and 50% of the value of the long-term incentives granted in 2020 to executive officers and employees (which in both cases consisted of only Options and PS Units) are performance-conditioned. See also “Clawback Policy” on page 62 which applies to the Phantom Share Unit Plan.

For PS Units which vested in February of 2021, the relative performance multiplier was 1.83. The calculation is set out below.

PS Unit Relative Performance Multiplier

First Comparison (out of a maximum of 1) – Return on Capital Employed (“ROCE”)

2018	1.00	(exceeded four of four in peer group)
2019	0.50	(exceededthree of four in peer group but ROCE was negative therefore capped at 0.50)
2020	1.00	(exceeded four of four in peer group)
Average	0.83

Second Comparison (out of a maximum of 1) – Total cumulative shareholder return over entire period February 15, 2018 to January 31, 2021

	1.00	(exceeded four of four in peer group)
Total	1.83

Previous PS Unit Relative Performance Multipliers were as follows:

For PS Units Vesting in February of:	Multiplier
2016	1.27
2017	1.27
2018	1.92
2019	1.83
2020	1.83

Norbord RSU Plan and DSU Plans

In addition, in connection with the Norbord Acquisition, the Company assumed Norbord’s obligations under the Norbord RSU Plan and the Norbord DSU Plans with respect to the Norbord RSUs held by Norbord Continuing Executives who are continuing and with respect to all outstanding Norbord DSUs.

Norbord RSUs held by Norbord Continuing Executives outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following completion, except that the number of such Norbord RSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord RSUs may be issued under the Norbord RSU Plan following completion of the Norbord Acquisition and, upon settlement of all outstanding Norbord RSUs, the Norbord RSU Plan will be terminated.

All Norbord DSUs outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following the completion of the Norbord Acquisition, except that the number of such Norbord DSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord DSUs may be issued under the director Norbord DSU Plan following completion of the Norbord Acquisition. Both the management Norbord DSU Plan and the director Norbord DSU Plan will remain in place to administer Norbord DSUs outstanding thereunder until such time as all outstanding Norbord DSUs are settled, at which point the Norbord DSU Plans will be terminated.

Post-Retirement Pension Benefit

Executive officers, including the CEO, are members of our non-contributory defined benefit pension plans for salaried employees. The pension benefit provided under these pension plans is described starting at page 75 of this Circular. The Company does not provide any additional post-retirement benefits, such as medical or dental insurance, to the executive officers.

Clawback Policy

We have recognized a trend in recent years towards the adoption of recoupment and “clawback” policies, particularly among large public companies. As a prudent aspect of risk management and our commitment to operate consistently with good governance practices, the Board, in 2013, approved amendments to the Phantom Share Unit Plan and the Bonus Plan to incorporate payment adjustment provisions. These plans now both contain financial restatement triggers permitting West Fraser to recoup the amount of the incentive awards that have been paid in excess of the amount that would have been payable under the restated financial statements or deduct such excess amount from future payments to be made under such plans. These payment adjustment provisions also allow the Company to adjust incentive awards upwards to reflect restated financial statements that are more favourable than the original financial statements. The payment adjustment provisions have a three-year look-back period.

CEO’s Compensation

In recommending compensation for the CEO, the HR&C Committee follows similar principles to those applied for all of our other executive officers. The HR&C Committee considers market competitive-salary information for chief executive officer positions in similar-sized companies in Canada and the U.S. This includes manufacturing companies in other sectors as well as in the forest products sector. The Company periodically participates in broad-based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review the executive compensation program. In 2016, Towers Watson conducted a survey on our behalf concerning executive compensation and, in 2018, Towers

Watson conducted a survey and review of our executive compensation program relative to those of different peer groups. The survey and review results, along with Company-specific data, are used to determine the competitiveness of the CEO’s compensation and its alignment with the interests of Shareholders. The CEO establishes, with guidance and direction from the Board, annual goals and reports to the Board at the end of each year on his performance against those goals. The HR&C Committee considers this performance when considering its recommendation of compensation of the CEO.

Details of our CEO’s compensation are described in the table titled “Summary Compensation Table” on page 68.

Executive Equity Holding Requirements

In February 2013, our Board approved the adoption of minimum equity holding requirements, which were subsequently amended in September 2013. The minimum equity holding requirements are reviewed from time to time to align with what the Board considers best governance practices. In February 2019, on the recommendation of the HR&C Committee, the Board adopted a new Equity Holding Requirements Policy to take into account changes to the Company’s equity compensation practices which eliminated grants of RS Units and replaced them with grants of additional PS Units (which do not qualify as eligible equity under the Policy) to increase the award of performance-conditioned equity incentive components of executive compensation. As a result of these changes, approximately 50% of the value of the long-term incentives granted in 2019 and 2020 to executive officers (which consisted of only Options and PS Units) are performance-conditioned.

Under the Equity Holding Requirements Policy, each executive officer is required to hold Shares and RS Units having a value of not less than the executive’s base salary in the case of a Vice-President and not less than three times the executive’s base salary in the case of the CEO. Shares and RS Units held by an executive officer will be valued based on the greater of (1) their original cost or grant date value and (2) the Closing Price on the date of the information included in the Company’s annual management information circular for the annual meeting of Shareholders.

Initially, executive officers had until January 1, 2018, or if appointed after 2013, five years from the date of their appointment to meet the minimum equity holding requirements. In connection with changes to the long-term incentive components of executive compensation to reduce the award of time-conditioned incentives by eliminating grants of RS Units and to increase the award of performance-conditioned incentives with grants of additional PS Units (which do not qualify as eligible equity under the policy), executive officers will now have five years from the date of adoption of the new Equity Holding Requirements Policy in February 2019 to meet the minimum equity holding requirements, provided that officers who did not meet the requirements in February 2019 must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such five year period.

For the purposes of the following disclosure, the following officers are each a “Named Executive Officer” of the Company:

Ray Ferris, President and CEO,

Chris Virostek, Vice-President, Finance and CFO,

Chris McIver, Senior Vice-President, Marketing and Corporate Development,

Sean McLaren, President, Solid Wood, and

Brian Balkwill, Vice-President, Canadian Wood Products.

The following table shows the total holdings of Shares and RS Units held by each Named Executive Officer as at February 17, 2021, valued based on the Closing Price on February 17, 2021 of $89.50:

Named Executive Officer Share and Unit Holdings

(February 17, 2021)

Named Executive Officer	Shareholdings	Value of total holdings[1] ($)	Total as multiple of 2020 salary
Ray Ferris[2] President and CEO	37,722	3,376,119	4.5
Chris Virostek[2] Vice-President, Finance and CFO	6,500	581,750	1.3
Chris McIver[2] Senior Vice-President, Marketing and Corporate Development	7,154	640,283	1.8
Sean McLaren[2] President, Solid Wood	10,000	895,000	1.9
Brian Balkwill[2] Vice-President, Canadian Wood Products	5,472	489,744	1.4

1.

Based on the Closing Price on February 17, 2021 of $89.50. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually in February, which corresponds with the annual anniversary of the adoption of this policy.

2.	Named Executive Officers also hold PS Units as follows: R. Ferris – 38,655; C. Virostek – 12,035; C. McIver – 10,100; S. McLaren – 8,915; B. Balkwill – 7,980.

Independent Consultant

Compensation Advice

Towers Watson has provided consulting services to us for several years with respect to executive and non-executive compensation. In 2012, the HR&C Committee adopted a protocol under which all consulting services provided by Towers Watson related to executive compensation must be retained and authorized by the HR&C Committee. Towers Watson reports to the HR&C Committee as outside compensation consultant to advise on compensation policies including providing information on comparative levels of compensation for our senior executives and Directors. In 2014, in addition to a survey concerning CEO and Executive Chairman compensation, the HR&C Committee also received advice from Towers Watson on various executive compensation issues. In 2016, Towers Watson conducted a survey for the Company concerning executive compensation. In addition, in 2018, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups. In 2015, 2016, 2017 and 2018, Towers Watson provided advice on executive compensation.

Compensation Risk Assessment Advice

The Company engaged Towers Watson in 2017 and 2019 to conduct independent reviews of material compensation-related risks. In 2017, the HR&C Committee received advice and a compensation risk assessment report from Towers Watson which concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its assessment, Towers Watson took into account the limited compensation-related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the greater emphasis on at-risk and variable compensation, and the presence of effective risk mitigating practices in the design of the Company’s compensation programs. In 2019, the HR&C Committee again received advice and updated compensation risk assessment reports from Towers Watson which also concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its updated assessment and reports, Towers Watson also took into account and considered the limited compensation-related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the presence of effective risk mitigating practices in the design of compensation programs, and the changes to the long-term executive incentive compensation mix that place a greater emphasis on performance-conditioned long-term incentive grants. Based on the conclusions from the two recent compensation risk assessment reports, the Company did not undertake a formal compensation risk assessment in 2020.

Fees

The following table shows the fees paid to Towers Watson for services provided in the last two fiscal years:

Type of Work	2020	2019

Executive Compensation-Related Fees	$2,272	$11,065

All Other Fees	Nil[1]	$3,360[1]

1.	Paid for general industry compensation related services and surveys.

Submitted by the HR&C Committee:

Brian G. Kenning (Chair)

John N. Floren

Janice G. Rennie

Robert L. Phillips

Performance Graph

The following graph and table compare the total cumulative return to a Shareholder who invested $100 in our Common shares on December 31, 2015 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Paper & Forest Products Index for the same period.

	2015	2016	2017	2018	2019	2020
West Fraser Timber Co. Ltd.	100	92	149	131	113	164
S&P/TSX Composite Index	100	121	132	120	148	156
S&P/TSX Paper & Forest Products Index	100	92	133	111	100	148

Notes:

1.	All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.	All information per Bloomberg.

We consider the S&P/TSX Paper & Forest Products Index to be an appropriate comparative measure. This is a capitalization-weighted index of leading forest products companies and includes Canfor Corporation, Interfor Corporation, Norbord (prior to the Norbord Acquisition), Stella-Jones Inc., Western Forest Products Inc., and West Fraser.

The following graph and table illustrates the relationship between the indexed TSR of our Common shares on the TSX from December 31, 2015 to the period ending December 31, 2020 considering a $100 investment versus total indexed direct compensation for the Company’s Named Executive Officers (2015 equals $100).

	2015	2016	2017	2018	2019	2020
West Fraser Timber Co. Ltd.[1]	100	92	149	131	113	164
NEO total direct compensation[2]	100	157	182	178	141	140

Notes:

1.	All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security). All information per Bloomberg.
2.	Named Executive Officer direct compensation includes base salary, annual incentive (bonus) plan payments, share-based and option-based awards measured using the Binomial valuation method.

Executive Compensation

Total compensation for Named Executive Officers, as described in the Summary Compensation Table set out below, reflects a gradual recovery from the significant downturn in the forest products industry which began in 2006. Annual incentive bonuses for Named Executive Officers will be earned in those years where the Company achieves a ROSE in excess of the minimum threshold, with payment occurring in the following year. The minimum ROSE threshold was not met in 2015 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2016, 2017 and 2018 the minimum ROSE threshold was exceeded and annual incentive bonuses were earned, with payment occurring in each of the following years. The minimum ROSE threshold was not met in 2019 and no annual incentive bonuses were earned by the senior executives, including the Named Executive Officers. In 2020, the annual minimum ROSE threshold was exceeded and the maximum annual incentive bonuses were earned by the senior executives, including the Named Executive Officers, which were paid out in 2021. See also “Annual Incentive Bonus Plan” on page 57.

The compensation of each of our Named Executive Officers for our three most recently-completed financial years is set out below:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2] ($)	Non-equity incentive plan compensation ($)		Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)
					Annual incentive plans[3]	Long-term incentive plans

Ray Ferris[6] President and CEO	2020 2019 2018	758,020 703,750 579,165	834,895 568,675 299,650	835,100 568,730 300,235	1,093,750 Nil 650,000	Nil Nil Nil	653,100 1,781,900 1,143,200	Nil Nil Nil	4,174,865 3,623,055 2,972,250

Chris Virostek Vice-President, Finance and CFO	2020 2019 2018	440,000 423,750 405,000	260,935 231,005 220,330	260,985 230,940 219,660	455,000 Nil 420,000	Nil Nil Nil	257,700 280,500 Nil	Nil Nil Nil	1,674,620 1,166,195 1,264,990

Chris McIver Senior Vice-President, Marketing and Corporate Development	2020 2019 2018	362,805 355,750 347,625	216,510 212,400 207,115	216,610 212,380 207,460	368,200 Nil 354,000	Nil Nil Nil	(22,600) 443,500 252,700	Nil Nil Nil	1,141,525 1,224,030 1,368,900

Sean McLaren[7] President, Solid Wood	2020 2019 2018	468,304 453,367 432,278	173,395 169,920 165,985	173,345 170,025 165,505	478,559 Nil 440,538	Nil Nil Nil	54,800 724,100 134,200	Nil Nil Nil	1,348,403 1,517,412 1,338,506

Brian Balkwill Vice-President, Canadian Wood Products	2020 2019 2018	360,648 328,250 288,750	169,095 162,170 132,200	168,905 162,765 132,695	370,250 Nil 325,000	Nil Nil Nil	882,100 549,900 765,400	Nil Nil Nil	1,950,998 1,203,085 1,704,085
1.

For a description of the units see “Phantom Share Unit Plan” on page 60. Units are valued at the date of grant using the Towers Watson Binomial method which was the method used by the HR&C Committee when granting the units. This method was applied consistently in its competitive market analysis.

2.

Options have a term of ten years and vest as to 20% on each of the first through fifth anniversary dates of the grant date. Each Option was valued using the Towers Watson Binomial method for the same reason as described in footnote 1. Whether the executive will receive value under these Options will depend on the future market price of Common shares. A description of the current value of all Options held by each Named Executive Officer is set out in the charts at pages 71 – 73.

3.	Annual incentive (bonus) plan payments are included in the year earned and are paid in the following year.
4.

Pension value represents the change in the pension liability related to the annual service cost, actual and assumed future compensation changes and the impact of plan changes, if any. The pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Pension values will increase in those years where there has been a significant salary increase. Pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities.

5.	Perquisites and other personal benefits that exceed the lesser of $50,000 and 10% of total compensation for any of our Named Executive Officers.
6.

Mr. Ferris was appointed President effective April 19, 2018, prior to which he was the Company’s Executive Vice-President and Chief Operating Officer effective February 15, 2016. Mr. Ferris was appointed CEO effective June 30, 2019 on the retirement of Ted Seraphim from that role.

7.

Over the three-year period reported in the table above, Mr. McLaren’s salary and annual incentive compensation was awarded in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2020 = 1.3405; 2019 = 1.3268; 2018 = 1.2957).

Option Grants

Description of West Fraser Stock Option Plan

Under the Stock Option Plan, the exercise price of an Option per Common share will not be less than the Closing Price on the last trading day before the Option is granted. The length of the term of Options will be fixed by the Board or the HR&C Committee at not more than ten years and, unless otherwise determined by the Board or the HR&C Committee, Options vest at the rate of 20% per year over the first five years of the term.

Under the Stock Option Plan, Options may not be exercised after a holder ceases to be an eligible participant except that (a) an Option held on the death of an Option holder may be exercised by the personal representative of the holder during the period ending on the earlier of its expiry date and two years after the date of death, (b) an Option held on the retirement or total disability of an Option holder may be exercised during the period ending on the earlier of its expiry date and five years after the date of retirement or disability, and (c) a vested Option held in any other case, may be exercised no later than the earlier of its expiry date and 30 days after the date the holder ceases to be an eligible participant. Options are not assignable, other than those that may be exercised by the personal representative of a deceased holder. We do not provide any financial assistance to holders of Options in connection with the exercise of Options.

The number of Common shares subject to an Option, the exercise price per Common share and the total number of Common shares that may be made subject to Options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares. Under the Stock Option Plan, Options granted which have not vested do not automatically vest on a change of control.

The Stock Option Plan permits outstanding vested Options to be surrendered by the holder to the Company in return for a cash payment under the Cash Value Alternative. The cash payment for a surrendered Option is equal to the amount by which the weighted average price per share at which the Common shares were traded on the TSX on the last trading day exceeds the exercise price per Common share applicable to the Option multiplied by the number of Common shares underlying the Option and the amount determined by the HR&C Committee as representative of the estimated costs avoided by the Option holder (such as trading commissions) by virtue of electing the Cash Value Alternative. Since implementation of the Cash Value Alternative in 2003, only 161,535 Common shares have been issued on the exercise of outstanding Options. Our management believes that the Stock Option Plan, with the Cash Value Alternative, operates in a manner similar to the types of long-term incentive plans currently recommended by major institutional shareholder groups for public companies in North America.

The Stock Option Plan restricts the Option holdings of insiders. It provides that: (a) annual grants of Options to insiders may not be for a number of Common shares that exceeds 1% of the total number of our outstanding voting securities (the “Issued Shares”); (b) no single insider may hold, at any time, Options to acquire a number of Common shares that, together with all other Common shares issuable to the insider under any other equity compensation arrangements then in place (“Other Arrangements”), would exceed 5% of the Issued Shares; (c) the total number of Options held, at any time, by insiders cannot allow them to acquire a number of Common shares that, together with all other Common shares issuable to insiders under any Other Arrangements, would exceed 10% of the Issued Shares; and (d) the number of Common shares that may be acquired by all insiders during any 12-month period by exercising Options, together with all other Common shares issuable to insiders under any Other Arrangements, may not exceed 10% of the Issued Shares.

The Board has the power, without Shareholder approval, to amend, suspend, terminate or discontinue the Stock Option Plan provided that doing so will not adversely alter or impair any Option without the written consent of the holder. This power includes the right to make appropriate adjustments to outstanding Options in the event of certain corporate transactions, to add provisions requiring forfeiture of Options in certain circumstances, to specify practices with respect to applicable tax withholdings, and to enhance clarity or correct ambiguous provisions in the Stock Option Plan. Notwithstanding this power, the Stock Option Plan provides that the Board may not, without Shareholder approval, amend the Stock Option Plan or an Option to: (i) increase the number of Common shares that may be issued; (ii) reduce the subscription price of an outstanding Option; (iii) extend the term of any Option beyond its expiry date or allow for an expiry date to be greater than ten years; (iv) allow non-permitted assignments or exercises of Options; (v) expand the persons entitled to participate in the Stock Option Plan; or (vi) provide for other types of equity-based compensation.

In 2007, we obtained the approval of our Shareholders to make certain amendments to the Stock Option Plan which included, amending the amendment provision to specify the circumstances in which Shareholder approval is or is not required for an amendment to the Stock Option Plan. In 2008 and 2010, our Board made housekeeping amendments to the Stock Option Plan to (i) clarify provisions related to retirement, disability or death, and (ii) clarify provisions related to withholding taxes, respectively.

In 2016, we obtained approval of our Shareholders to amend the Stock Option Plan to increase by 750,000 the number of Common shares that may be issued under Options and to restrict other forms of amendment without Shareholder approval. At the special meeting of Shareholders held on January 19, 2021 to approve the Norbord Acquisition, the Shareholders approved a further increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.

A total of 157,685 Options were granted pursuant to the Stock Option Plan during the financial year ended December 31, 2020 and a total of 1,000 Options were exercised for Common shares during the year. During 2020, no outstanding Options were surrendered for cash by the Named Executive Officers. An additional 171,545 Options were granted pursuant to the Stock Option Plan in February of 2021.

Description of Replacement Option Plans

In addition, the Company has adopted replacement option plans (the “Replacement Option Plans”) in connection with the Norbord Acquisition. These Replacement Option Plans exist solely to administer the Replacement Options and no new options may be granted thereunder following the completion of the Norbord Acquisition. The adoption of these plans did not require Shareholder approval under the policies of the TSX as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated.

There are presently 867,711 Common shares issuable on the exercise of Replacement Options. Of that total 865,327 Common shares are issuable under what was previously the Norbord stock option plan (plus an additional 2,046 options that are subject to the UK Option Sub-Plan), the principal terms of which are set out below. An additional 338 Common shares are issuable pursuant to a legacy stock option plan that Norbord had previously inherited in connection with its 2015 acquisition of Ainsworth Lumber Co. Ltd., and which West Fraser subsequently adopted as part of the Norbord Acquisition. Given the immaterial number of options outstanding under this plan, a detailed summary has not been provided.

The exercise price of the Replacement Options was determined by multiplying the exercise price of the Norbord Options by the Exchange Ratio. The Replacement Options generally have a 10-year term and continue to vest under their original terms, being at an annual rate of 20% per year beginning on the first anniversary of the date of grant.

Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an optionholder, and in accordance with its terms on retirement. Notwithstanding the foregoing, the outstanding Norbord Options held by certain optionholders will immediately vest in the event such optionholders are terminated without cause or constructively dismissed within 24 months of the completion of the Norbord Acquisition.

Certain of the Replacement Options are subject to a UK Option Sub-Plan, which provides for options up to £30,000 in value (based on grant price) to receive capital gains tax treatment for each UK option recipient. The UK Option Sub-Plan provides for the issuance of options under the more restricted terms required by HM Revenue and Customs (UK) to qualify the options for such treatment.

Shareholder approval is required in respect of any amendment to the Replacement Option Plans that would: (a) increase the maximum number of Common shares issuable under such plans (other than on a corporate reorganization); (b) reduce the exercise price of Replacement Options to less than the market price of the Common shares on the date of the option grant; (c) reduce the exercise price of Replacement Options; (d) extend the expiry date for the benefit of an insider; (e) increase the maximum number of Common shares issuable to insiders under the Replacement Option Plans; or (f) amend any of the foregoing limitations.

Summary of Outstanding Options

The Options granted to each of the Named Executive Officers during the financial year ended December 31, 2020 pursuant to the Stock Option Plan were as follows:

Option Grants During 2020

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ray Ferris	44,635	28	64.50	2,878,958	February 14, 2030
Chris Virostek	13,950	9	64.50	899,775	February 14, 2030
Chris McIver	11,575	7	64.50	746,588	February 14, 2030
Sean McLaren	9,270	6	64.50	597,915	February 14, 2030
Brian Balkwill	9,040	6	64.50	583,080	February 14, 2030

The outstanding Options held by each Named Executive Officer that vested during the financial year ended December 31, 2020 were as follows:

Options Vested During 2020

Name	Number of Options	Value ($)[1]
Ray Ferris	17,257	127,860
Chris Virostek	5,754	Nil
Chris McIver	10,649	88,715
Sean McLaren	8,408	69,762
Brian Balkwill	5,506	43,835

1.	Based on the Closing Price as at the date of vesting. No value is attributed to Options that have an exercise price greater than the Closing Price at date of vesting.

The following tables provide particulars of Options held by each of the Named Executive Officers as of February 17, 2021 with current value based on the Closing Price of $89.50:

Ray Ferris

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 15, 2013	18,450	Nil	40.82	898,146	Nil	February 15, 2023
February 17, 2014	14,350	Nil	53.96	509,999	Nil	February 17, 2024
February 23, 2015	12,385	Nil	73.99	192,091	Nil	February 23, 2025
February 15, 2016	22,435	Nil	40.97	1,088,771	Nil	February 15, 2026
February 20, 2017	10,335	6,890	52.95	377,744	251,830	February 20, 2027
February 16, 2018	6,204	4,136	85.40	25,436	16,958	February 16, 2028
February 15, 2019	9,560	14,340	72.11	166,248	249,373	February 15, 2029
February 14, 2020	8,927	35,708	64.50	223,175	892,700	February 14, 2030
February 17, 2021	Nil	34,500	92.79	Nil	Nil	February 17, 2031
Totals	102,646	95,574		3,481,610	1,410,861

Chris Virostek

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
April 3, 2017	6,900	4,600	55.62	233,772	155,848	April 3, 2027
February 16, 2018	4,539	3,026	85.40	18,610	12,407	February 16, 2028
February 15, 2019	3,882	5,823	72.11	67,508	101,262	February 15, 2029
February 14, 2020	2,790	11,160	64.50	69,750	279,000	February 14, 2030
February 17, 2021	Nil	8,630	92.79	Nil	Nil	February 17, 2031
Totals	18,111	33,239		389,640	548,517

Chris McIver

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 15, 2013	14,400	Nil	40.82	700,992	Nil	February 15, 2023
February 17, 2014	11,200	Nil	53.96	398,048	Nil	February 17, 2024
February 23, 2015	9,655	Nil	73.99	149,749	Nil	February 23, 2025
February 15, 2016	15,565	Nil	40.97	755,369	Nil	February 15, 2026
February 20, 2017	7,173	4,782	52.95	262,173	174,782	February 20, 2027
February 16, 2018	4,287	2,858	85.40	17,577	11,718	February 16, 2028
February 15, 2019	3,570	5,355	72.11	62,082	93,123	February 15, 2029
February 14, 2020	2,315	9,260	64.50	57,875	231,500	February 14, 2030
February 17, 2021	Nil	6,610	92.79	Nil	Nil	February 17, 2031
Totals	68,165	28,865		2,403,865	511,123

Sean McLaren

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 15, 2013	11,350	Nil	40.82	552,518	Nil	February 15, 2023
February 17, 2014	8,775	Nil	53.96	311,864	Nil	February 17, 2024
February 23, 2015	7,555	Nil	73.99	117,178	Nil	February 23, 2025
February 15, 2016	12,240	Nil	40.97	594,007	Nil	February 15, 2026
February 20, 2017	5,640	3,760	52.95	206,142	137,428	February 20, 2027
February 16, 2018	3,420	2,280	85.40	14,022	9,348	February 16, 2028
February 15, 2019	2,858	4,287	72.11	49,701	74,551	February 15, 2029
February 14, 2020	1,854	7,416	64.50	46,350	185,400	February 14, 2030
February 17, 2021	Nil	7,260	92.79	Nil	Nil	February 17, 2031
Totals	53,692	25,003		1,891,782	406,727

Brian Balkwill

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non- Exercisable Options ($)	Expiry Date
February 15, 2013	1,000	Nil	40.82	48,680	Nil	February 15, 2023
February 17, 2014	1,490	Nil	53.96	52,955	Nil	February 17, 2024
February 23, 2015	1,505	Nil	73.99	23,343	Nil	February 23, 2025
February 15, 2016	5,676	Nil	40.97	275,456	Nil	February 15, 2026
February 20, 2017	3,008	3,008	52.95	109,942	109,942	February 20, 2027
February 16, 2018	2,742	1,828	85.40	11,242	7,495	February 16, 2028
February 15, 2019	2,736	4,104	72.11	47,579	71,369	February 15, 2029
February 14, 2020	1,808	7,232	64.50	45,200	180,800	February 14, 2030
February 17, 2021	Nil	5,540	92.79	Nil	Nil	February 17, 2031
Totals	19,965	21,712		614,397	369,606

RS Units and PS Units

Beginning in 2010, our Board has approved annual grants of RS Units and PS Units (collectively, “Units”) to Named Executive Officers and other employees pursuant to the Phantom Share Unit Plan. The Phantom Share Unit Plan and Units are described in the Report on Executive Compensation under the heading “Phantom Share Unit Plan” on page 60.

The Units granted to each of the Named Executive Officers during the financial year ended December 31, 2020 were as follows:

Equity-Based Grants During 2020

	Number of Units Granted[1]	% of Total Units Granted to Employees in the Current Year	Aggregate Market Value of Units on Date of Grant ($)	Aggregate Market Value of Units at February 17, 2021 ($)
Name	PSUs[2]	PSUs	PSUs[3]	PSUs[4]
Ray Ferris	15,055	28	971,048	1,347,423
Chris Virostek	4,705	9	303,473	421,098
Chris McIver	3,905	7	251,873	349,498
Sean McLaren	3,125	6	201,563	279,688
Brian Balkwill	3,045	6	196,403	272,528
1.	No RS Units were issued during 2020.
2.	PS Units.
3.	Based on the Closing Price of $64.50 on February 13, 2020.
4.	Based on the Closing Price of $89.50 on February 17, 2021.

The following table provides particulars of Units held by each of the Named Executive Officers as of February 17, 2021 with the current value based on the Closing Price of $89.50:

	Vesting 2022	Vesting 2023	Vesting 2024	Value as at February 17, 2021[1]($)
Name	PSUs	PSUs	PSUs	PSUs
Ray Ferris	9,170	15,055	14,430	3,459,623
Chris Virostek	3,725	4,705	3,605	1,077,133
Chris McIver	3,425	3,905	2,770	903,950
Sean McLaren	2,740	3,125	3,050	797,893
Brian Balkwill	2,615	3,045	2,320	714,210
1.	Based on the Closing Price of $89.50 on February 17, 2021. No RS Units were issued for these years.

The Units held by each of the Named Executive Officers that vested during the financial year ended December 31, 2020 were as follows:

Equity-Based Awards Vested During 2020

	Number of units vested		Value paid at February 20, 2020 ($)
Name	RSUs[1]	PSUs[1]	RSUs[2]	PSUs[2]
Ray Ferris	3,301	3,301	191,913	351,200
Chris Virostek	2,201	2,201	127,942	234,133
Chris McIver	2,288	2,288	133,023	243,433
Sean McLaren	1,800	1,800	104,625	191,464
Brian Balkwill	1,440	1,440	83,700	153,171
1.	RS Units and PS Units granted during 2017 plus additional Units credited under the Phantom Share Unit Plan as a result of dividends on the Common shares.
2.

Based on 20-day volume weighted average trading price for the period immediately preceding February 20, 2020 of $58.13 per unit for RS Units and $58.13 per unit for PS Units and a performance multiplier of 1.83 for PS Units.

Pension Plans

The majority of our full-time salaried employees are covered by non-contributory defined benefit pension plans.

For those salaried employees whose employment began before 2016, the plans provide a pension equal to 2% of the highest average compensation (which includes base salary and bonuses) of the employee for any consecutive 60-month period in that employee’s final 10 years with us multiplied by the number of years of credited service with us. Normal retirement is at age 65. In accordance with applicable tax legislation, these plans allow for additional years of credited service until a continuing employee reaches age 71. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.

On January 1, 2016, we introduced a new non-contributory defined benefit pension plan for salaried employees whose employment begins on or after that date. Changes from the existing plans include a pension based on the employee’s average annual salary over the final 10 years with us as well as the elimination of early retirement benefits so that full pension benefits are only achieved on retirement at age 65 or over. In accordance with applicable tax legislation, this new plan also allows for additional years of credited service until a continuing employee reaches age 71.

The estimated annual pension payable upon retirement, assuming employment began before 2016, no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:

Estimated Annual Benefits Payable Upon Retirement

Annual Compensation	Years of Service
	15 Years	20 Years	25 Years	30 Years
$400,000	$120,000	$160,000	$200,000	$240,000
$500,000	$150,000	$200,000	$250,000	$300,000
$600,000	$180,000	$240,000	$300,000	$360,000
$700,000	$210,000	$280,000	$350,000	$420,000
$800,000	$240,000	$320,000	$400,000	$480,000
$900,000	$270,000	$360,000	$450,000	$540,000
$1,000,000	$300,000	$400,000	$500,000	$600,000
$1,100,000	$330,000	$440,000	$550,000	$660,000
$1,200,000	$360,000	$480,000	$600,000	$720,000
$1,300,000	$390,000	$520,000	$650,000	$780,000
$1,400,000	$420,000	$560,000	$700,000	$840,000
$1,500,000	$450,000	$600,000	$750,000	$900,000

Compensation for the purposes of the pension plans, based on employment beginning before 2016, is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years’ service with the Company.

The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The table below sets forth the accumulated pension benefits for each of the Named Executive Officers as at December 31, 2020:

Name	Number of years credited service (#)	Annual benefits payable[1] ($)		Opening present value of defined benefit obligation[2] ($)	Compensatory change ($)[3]	Non- compensatory change[4] ($)	Closing present value of defined benefit obligation[2] ($)
		At year end	At age 65
Ray Ferris	19.3	368,000	490,700	7,436,000	653,100	596,000	8,685,100
Chris Virostek	3.7	45,600	254,700	695,600	257,700	90,200	1,043,500
Chris McIver	29.7	363,600	452,300	5,586,300	(22,600)	372,500	5,936,200
Sean McLaren	32.5	372,400	521,100	6,001,800	54,800	526,700	6,583,300
Brian Balkwill	33.7	309,300	381,300	5,642,100	882,100	463,800	6,988,000

1.

Represents the estimated annual pension, excluding any employee-paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual pensionable earnings at December 31, 2020. The annual pension payable at year end is based on actual credited service at December 31, 2020. The annual pension at age 65 is based on credited service projected to age 65. In accordance with applicable tax legislation, our pension plans allow for additional years of credited service until a continuing employee reaches age 71.

2.

The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the consolidated financial statements.

3.

Compensatory change represents the change in the pension liability related to the annual service cost, actual and assumed future compensation changes and the impact of plan changes, if any. The pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Pension values will increase in those years where there has been a significant salary increase. Pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities.

4.	Non-compensatory change includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

The estimated years of credited service under the pension plans at the normal retirement age of 65 for each Named Executive Officer is set out below. We have not granted on a discretionary basis any additional years of credited service to our Named Executive Officers in excess of their actual years of service.

Ray Ferris	27 years
Chris Virostek	22 years
Chris McIver	38 years
Sean McLaren	46 years
Brian Balkwill	42 years

Severance and Change of Control Agreements

Other than pension and retirement benefits described, the Company has not entered into any agreements with its Named Executive Officers that provide for payments following or in connection with any termination (whether voluntary, involuntary or constructive) or a change in control of the Company.

Directors’ Compensation and Holdings

For a description of retainers and fees payable to Directors, actual compensation paid during 2020 and securities held by Directors, see “Information regarding Nominees for Election as Directors - Director Compensation” beginning on page 32.

Interest of Informed Persons in Material Transactions

No informed person of the Company (which includes our directors and officers and persons who own or control securities carrying 10% or more of the voting rights attached to all of our voting securities) and or any associate or affiliate of any informed person has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

Indebtedness of Directors, Officers and Employees

The following table sets out the aggregate indebtedness outstanding to us from our employees and former employees as at January 31, 2021. We do not make loans to our Directors or officers. During 2020, no loans were outstanding to persons who were Directors or officers during 2020 or to any of our former Directors or officers, or their associates.

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Employee loans	$1,288,000	Nil

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information with respect to securities authorized for issuance under equity compensation plans that permit issuance from treasury as at December 31, 2020.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	1,316,994	$53.64	182,506[1]
Equity compensation plans not approved by Shareholders[2]	N/A	N/A	N/A
Total	1,316,994	$53.64	1,182,506

1.

At the special meeting of Shareholders held on January 19, 2021, the Shareholders approved a further increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.

2.

In connection with the Norbord Acquisition, the Company has adopted the Replacement Option Plans, pursuant to which the Company has issued Replacement Options. As at March 2, 2021, there are Replacement Options outstanding to purchase an aggregate of 867,711 Common shares with a weighted average exercise price of $51.69. The Replacement Option Plans exist solely to administer the Replacement Options and no new options may be granted thereunder. Upon the exercise or expiry of all such Replacement Options, the Replacement Option Plans will be terminated.

ADDITIONAL INFORMATION

Additional information (including financial information) relating to us can be found in our Annual Report, which includes our Annual Information Form and our audited financial statements for the years ended December 31, 2020 and 2019 and the accompanying audit report and management’s discussion and analysis. The Annual Report is on our website (www.westfraser.com) and can also be found on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, as well as additional copies of this Circular, may be obtained upon request to Robert B. Winslow, CFA, Director, Investor Relations & Corporate Development, Suite 501 – 858 Beatty Street, Vancouver, B.C., V6B 1C1 or by emailing to shareholder@westfraser.com.

DATED at Vancouver, B.C., March 8, 2021.

BY ORDER OF THE BOARD

Raymond Ferris
President and Chief Executive Officer